**ANNUAL REPORT | 2005**

# NORTHGATE MINERALS CORPORATION

Creating value through operational excellence

In 2004, we featured the inside of our A-Side SAG Mill (right), a major component of our ore grinding circuit.  This year, for your continued ore grinding education, we feature the inside of the A-Side Ball Mill (top), which is located downstream from the SAG Mill shown on the right.

The A-Side Ball Mill shown above has just been relined and the three employees inside the mill are gauging the liner template.  From this template, they will be able to estimate how long it will be before the next liner change.  The steel balls shown in the foreground are 5 pounds each.

Above (Left to Right): Bill Jumarchik, Millwright; Martin Froehling, Senior Metallurgist; and Eliab Roman, Mill Metallurgist.

Right (Left to Right): Brian Ledgerwood, Mill Trainer/Mill Foreman; Beamac Installation: Kim Jensen (blue hat) & Roberto Ciprani (yellow hat)

Table of Contents

Our Accomplishments & Our Plans	2

A letter to our Shareholders	3

Kemess Mining & Milling Operations	7

Exploration & Development	9

Mineral Reserves & Resources	13

Northgate Financial Review	15

The Many Faces of Kemess ... who Contribute to our Success

1.   Indian Paintbrush at North Kemess Creek, Site NK-22-A
2.   Glenn Moyer, Control Room Operator
3.   Lance Kayll, Welder
4.   Shelley Xin, Assayer
5.   Kevin Slaney, Machinist
6.   Melissa Stogran, Junior Exploration Technician (Student)
7.   Eliab Roman, Mill Metallurgist
8.   Trevor Moore, Haul Truck Driver
9.   Sarah McCullough, Environmental Technician Assistant (Student)
10. Adam Humphrey (top) & Marty Lizotte, Team Captain, Kemess Mines Rescue Team

Native Copper Sheet from Kemess South Pit
(2 ½ inches long X 14 inches wide)

Annual General
Meeting of Shareholders

The Annual General Meeting of Shareholders will be held at
10:00 am (EST) on Wednesday May 3, 2006
at the Exchange Tower, TSX Conference Centre,
2 First Canadian Place, 130 King Street West,
Toronto, Ontario, Canada.

All dollar amounts are stated in United States dollars unless otherwise indicated.

FORWARD LOOKING STATEMENTS

This report includes certain ''forward-looking statements'' within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. These forward-looking statements include estimates, forecasts, and statements as to management's expectations with respect to, among other things, future metal production and production costs, potential mineralization and reserves, exploration results, progress in the development of mineral properties, demand and market outlook for commodities and future plans and objectives of Northgate Minerals Corporation ("Northgate"). Forward-looking statements generally can be identified by the use of forward-looking terminology such as ''may,'' ''will,'' ''expect,'' ''intend,'' ''estimate,'' ''anticipate,'' ''believe,'' or ''continue'' or the negative thereof or variations thereon or similar terminology. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management are inherently subject to significant business, economic and competitive uncertainties and contingencies. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Northgate's expectations are disclosed under the heading ''Risk and Uncertainties'' in Northgate's 2005 Annual Report and under the heading ''Trends, Risks and Uncertainties'' in Northgate's 2005 Annual Information Form (AIF) both of which are filed with Canadian regulators on the System for Electronic Document Analysis and Retrieval ("SEDAR") (www.sedar.com) and with the United States Securities and Exchange Commission (www.sec.gov). Northgate expressly disclaims any intention, or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Our Accomplishments
& Our Plans

"Our operating team at the Kemess Mine once again delivered on our annual gold production forecast and this operating success, combined with buoyant metal prices, helped Northgate generate strong operating cash flow for the third year in a row. We put the cash we generated this year to good use by aggressively reducing our long–term debt in a rising interest rate environment and dramatically cutting the size of our gold hedge book in advance of the most recent jump in gold prices. Our acquisition of the Young–Davidson gold exploration properties in Ontario and the discovery of the Kemess North offset mineralization during 2005 have provided Northgate with two new growth platforms which we will build upon in 2006 as we continue to search for an acquisition opportunity that will increase our near–term gold production profile. With record gold and copper production forecast at Kemess in 2006 and excellent prospects for even higher metal prices than we enjoyed last year, we are excited about the future prospects for our Company and its shareholders."

Ken Stowe
President & Chief Executive Officer

Our Accomplishments in 2005

  Produced 280,000 ounces of gold at a cash cost of $205 per ounce, which is well below the industry average

  Generated strong cash flow and earnings

  Eliminated our long–term debt and dramatically cut the size of our gold hedge book

  Acquired 1.5 million ounces of resources at Young–Davidson

  Discovered the fault offset of the Kemess North deposit

  Submitted the Environmental Impact Assessment Report for the development of Kemess North to the Joint Review Panel

Our Plans for 2006

  Produce 320,000 ounces of gold and 84.6 million pounds of copper

  Complete another significant corporate acquisition or merger

  Explore the highly prospective Young–Davidson claims in Ontario with the goal of increasing the size and geologic certainty of the resource base

  Complete permitting of Kemess North and make a development decision
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A Letter to
Our Shareholders

Meeting Challenges

Our vision is to build Northgate into a multi–mine gold mining company by pursuing financially responsible acquisitions of operating mines or late–stage exploration and development projects, where our technical and operating expertise can be put to work to create sustainable value for our shareholders. As 2005 began, we found ourselves faced with several short–term challenges that required our immediate attention in addition to the corporate development initiatives that were, and continue to be, our top priority.

The most significant of these challenges related to the lower gold and copper production that was scheduled for the first half of the year, as a consequence of mining out the remaining lower–grade ore reserves in the eastern end of the Kemess South pit. In keeping with our commitment to manage our business to generate maximum long–term value for our shareholders, we processed this low–grade ore as it was mined, rather than resorting to expensive stockpiling and blending, and continued to strip waste at a rate almost double the life–of–mine average, expensing these costs as they were incurred. This course of action produced first half earnings that were less robust than those we posted in 2004 and contributed to some short–term weakness in our share price; however, by the end of the year, we had met our annual gold production target for the fourth year in a row, our share price had recovered and Northgate was ideally positioned to derive the maximum benefit from exceptional commodity prices in 2006 and beyond.

While our operating team was staying the course at the Kemess Mine, we continued to take responsible action with respect to our financial affairs. In early May, we used some of the hard–earned cash we had generated in 2004 to opportunistically reduce our gold forward sales position in advance of what we perceived would be a rally in gold prices during the second half of 2005.This action reduced our overall position to less than 15% of our Kemess South reserves at year end and saved the Corporation over $5 million. At the same time, we continued to meet the aggressive repayment schedule of our project credit facility and made $8.8 million of unscheduled repayments in the second half of the year in order to reduce our interest costs in a rising interest rate environment. Figure 1 shows our strong record of dealing with our debt and gold forward sales positions since we took them on in 2001 as part of the Kemess acquisition.

Figure 1

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Another short–term challenge we faced in early 2005 was to move the Kemess North Project into the permitting phase of its development. In March, the Provincial and Federal government agencies came to terms on a harmonized environmental review process for the project that met the stringent requirements of the applicable Environmental Assessment Acts and incorporated a fair and predictable timeline process. On May 19th, a three–member review panel was appointed and by the end of September, after three years of concerted effort by our project team, Northgate's Environmental Impact Assessment Report for the Kemess North Project was submitted for review.

The last short–term challenge we faced in 2005 was to mitigate substantial operating cost increases caused by a resurgence of activity in the mining sector and rising prices for commodities like steel and energy. While much of our ability to manage costs came from the natural hedge provided by our significant copper by–product production and the stable hydro–electric power costs that we enjoy in British Columbia, we also benefited substantially from the many long–term and mutually beneficial supplier relationships that we developed during the lean years we endured in the early part of this decade. For instance, while the treatment and refining charges for our concentrate escalated from record lows in 2004, we avoided a tripling of rates in the ocean freight market that other concentrate producers faced by continuing to ship our concentrate to Falconbridge by rail under a fixed–price contract with CN Railways. Tires kept rolling, compliments of Fountain Tire, who kept us well supplied in an environment where many mines were curtailing production due to tire shortages. We reduced our tailings dam construction costs through negotiation of a new agreement with Flintstone Concrete, who had proven themselves to be reliable and easy to work with on other smaller projects. Lastly and perhaps most importantly, we renegotiated the collective agreement with our unionized workforce at Kemess, represented by The International Union of Operating Engineers, Local 115, avoiding the prolonged production disruptions that have plagued other producers and providing annual wage increases to our employees in each year of a three–year contract.

Since the early days at Kemess, we have always taken great pride in ability to meet the challenges of operating a large, highly complex mining and milling operation and delivering against the production promises we make to our shareholders. In 2005 we did so again and in the process generated $66.5 million in operating cash flow before working capital and other items, and $32.9 million in earnings, a feat that few other mid–tier gold producers have been able to match, even as gold prices have escalated.

Corporate Development

Over the course of 2005, we examined numerous investment opportunities, but in general found it difficult to justify the valuations and expectations that current owners placed on their assets. The one exception to this was Young–Davidson Mines, Limited where we saw significant value that was not reflected in the Company's share price. Our due diligence team became excited by the property's significant exploration potential and felt that a well–financed exploration program could dramatically increase the size of the underground resource to the point where it would support a mine with annual gold production in the 150,000 ounce–per–year range. The past production history clearly demonstrated that the mineralization in the Young–Davidson camp is amenable to low–cost bulk underground mining and high metallurgical recoveries with environmentally benign tailings. A property with these attributes located in a stable mining friendly jurisdiction quickly made the acquisition of Young–Davidson a strong priority. In the negotiations that followed, Young–Davidson's Management became convinced that a transaction with Northgate, who had the financial resources to undertake the necessary exploration and a management team with the demonstrated ability to operate lower–grade mines at a profit, represented an excellent opportunity to surface value for its shareholders. With an acquisition cost of $11 per resource ounce, it also represented exceptional value for Northgate's shareholders.
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The Young–Davidson acquisition is a solid fit with most of the target characteristics we outlined in our 2004 annual report. These characteristics are:

  Potential annual gold production of 100,000 – 200,000 ounces per year

  Location in a politically stable jurisdiction in the Americas

  Predominantly gold

  A mine life of 5 – 10 years

  Northgate as majority owner and operator

Exploration

Our exploration activities during 2005 continued to focus on the extensive claim package around the Kemess Mine, where any success is quite valuable due to the proximity of our existing infrastructure. Diamond drilling to the east and north of Kemess North resulted in the discovery of the fault offset portion of the deposit. These drill intersections demonstrated that the mineralized system in the Kemess North region was substantially larger than had been previously appreciated. This newly discovered mineralization presents two interesting possibilities that we will test in 2006. The first possibility is that the offset portion of the high–grade core of Kemess North remains to be discovered. Such a discovery, if it was similar in size and grade to the high–grade core of Kemess North, could increase the size of the ore body to the point where it could support bulk underground mining. The second possibility is that a portion of the newly discovered system may be significantly closer to surface beneath the barren cover rock to the east and south of Kemess North.

Late in 2005, we completed the Young–Davidson acquisition, we began the process of putting together the exploration team that would undertake our first substantial diamond drilling campaign outside of the Kemess camp. By the end of January 2006, drills had begun turning on the property as part of a campaign designed to increase the confidence level on the current inferred resources, explore new resources both along trend and below currently known mineralization, and assess the numerous other gold occurrences on the property.

Objectives and Outlook for 2006

With market sentiment strongly behind both gold and copper prices, and record metal production forecast at the Kemess Mine, 2006 is shaping up to be a record year for both earnings and cash flow for Northgate. However, we are cognizant of the fact that we will be judged not only on how efficiently we produce cash, but on how we redeploy this cash into growth opportunities that will enable us to realize our vision of becoming a multi–mine gold mining company.

Now that our share price has recovered to the point where it reflects the value of our core Kemess South asset, our primary objective in 2006 is to complete the acquisition of a substantial operating gold mine or late–state development project that will provide Northgate with the production continuity and diversification necessary to obtain the Price/Net Asset Value multiple that other mid–tier producers enjoy. Consistent with the growth strategy that we outlined in 2004, this gold asset will be capable of producing over 100,000 ounces per year, will be located in a politically stable jurisdiction in the Americas and will be purchased at a price that creates long–term value for Northgate's shareholders.

In addition to growth through acquisition, we are also pursuing organic growth through exploration within our Young–Davidson and Kemess landholdings. At Young–Davidson, we are planning to spend $3.6 million on diamond drilling with the goal of increasing the current 1.5 million ounce resource base by 50% and upgrading a significant portion of the inferred resource to the measured and indicated categories. At Kemess, we will be spending $4.0 million to explore the newly discovered mineralized system to the east of the Kemess North deposit, where our target is to find a component of the system that is closer to surface or amenable to bulk underground mining.

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We are also continuing our commitment to partnered exploration in areas other than our core properties through our Option/Joint Venture agreement on the RDN property with Rimfire Minerals Corporation, and plan to expand our relationship with Rimfire by participating in a co–operative venture to identify and acquire precious metal exploration targets.

On the Kemess North front, the Environmental Review by the Joint Federal Provincial Panel is scheduled to reach the public hearing stage shortly, and we expect to receive their report in the third quarter of the year and be in a position to make a final production decision before the end of 2006.

The success of Northgate during 2005 was dependent upon the contributions of our Kemess employees, many of whom appear prominently in this year's annual report as a show of our appreciation for their efforts. As we move forward, the spotlight will be on Northgate's senior management team and its Board of Directors who are dedicated to delivering the growth in production and reserves that will transform Northgate into a multiple–mine gold mining company that can deliver even more value to its shareholders.

Kenneth G. Stowe President & Chief Executive Officer	Terrence A. Lyons Chairman

February 23, 2006

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Our Flagship Operation
at Kemess South

Kemess Mining & Milling Operations

7 |

B– and A–Side SAG Mills, with conveyor from primary crusher in between, Kemess Mine

"We pride ourselves in setting high standards and then meeting the production and safety targets we set. The culture of continuous improvement throughout our workforce has allowed us to achieve and maintain truly world class mining efficiencies."

Peter MacPhail

Peter MacPhail, Vice President, Operations

"We are always looking for ways to stimulate a sense of involvement amongst our fellow employees. At Kemess we came up with and promote a statement that is intended to produce a sense of ownership for safety ...

Safety, I make it MY responsibility!"

Maurice Ethier

Maurice Ethier, General Manager, Kemess Mine

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Investing
in Exploration

Exploration & Development

**In 2006, Northgate will invest $7.6 in diamond drilling at Kemess, Young–Davidson and the RDN properties**

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Location of drill holes (red stars) that intersect the fault offset of Kemess North. The orange line represents the proposed pit area.
"Northgate continues to focus on fairly valued gold projects that are late–stage development opportunities in politically stable jurisdictions in the Americas." Chris Rockingham	Christopher Rockingham, Vice President, Business Development & Exploration

"At Kemess, exploration in 2006 will focus on locating a high–grade core known to exist in the Kemess North deposit and a near surface portion of this system." Carl Edmunds	Carl Edmunds, Exploration Manager

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Moving Ahead on
Our Strategy

Exploration & Development

YOUNG-DAVIDSON MILL,
MATACHEWAN.

**We purchased 1.5 million resource ounces at Young–Davidson for only $11 per ounce and continue to look for other opportunities**

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The first cable shovel used in the mining industry in Canada was at the Young–Davidson Mine (1934).

"The contribution of the Kemess Mine employees in developing the expansion plan has been invaluable. The project is now comfortably into the permitting process with an independent environmental review panel examining the information Northgate has provided."

Dave Hendriks

David Hendriks, Kemess North Project Manager

"The goal of our initial program at Young–Davidson is to upgrade the inferred resources to measured and indicated and explore both along trend and down dip from known mineralization." Jim Janzen	James Janzen, Senior Geologist, Young–Davidson

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Mineral Reserves
& Resources

Mineral Reserves & Resources

MINERAL RESERVES & RESOURCES

The terms "Mineral Reserve", "Proven Mineral Reserve" and "Probable Mineral Reserve" used in this report are Canadian mining terms as defined in accordance with National Instrument 43–101—Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") Standards on Mineral Resources and Mineral Reserves Definitions and Guidelines adopted by the CIM Council on August 20, 2000.The terms "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral Resource", and "Inferred Mineral Resource" used in this report are Canadian mining terms as defined in accordance with National Instrument 43–101—Standards of Disclosure for Mineral Projects under the guidelines set out in the CIM Standards.
MINERAL RESERVES – KEMESS			Grades		Contained Metals
		Quantity	Gold	Copper	Gold	Copper
At December 31, 2005	Category	(tonnes)	(g/mt)	(%)	(ounces)	(000's lbs)

Kemess South	Proven	68,029,000	0.65	0.21	1,410,694	318,110

	Probable	206,000	0.09	0.90	603	4,069
		68,235,000			1,411,297	322,179

Kemess North	Proven	299,267,000	0.30	0.16	2,910,547	1,039,798

	Probable	124,631,000	0.29	0.15	1,180,855	412,970
		423,898,000			4,091,402	1,452,768

Total Proven &
Probable Reserves		492,133,000			5,502,699	1,774,947

Notes to Reserves:

1. The preceding mineral reserve estimates were prepared in accordance with the Canadian Institute of Mining and Metallurgy Standards On Mineral Resources and Mineral Reserves, Definitions and Guidelines, adopted by the Canadian Institute of Mining and Metallurgy council on August 20, 2000, using classical and/or geostatistical methods, plus appropriate mining parameters. Reserves for Kemess South were calculated using the following economic parameters: Exchange rate CDN$/US$1.30; gold price $400 per ounce; copper price $1.10 per pound; silver price $6.00 per ounce. Reserves for Kemess North were calculated at the time of the feasibility study using the following economic parameters: Exchange rate CDN$/US$1.40; gold price $375 per ounce; copper price $1.00 per pound; silver price $5.00 per ounce.

2. For Kemess South, there are no known environmental, permitting, legal, taxation, political, or other relevant issues that would affect the estimates of the mineral reserves. Kemess North is currently in the permitting process.

3. The mineral reserve and resource estimates for Kemess South were prepared by Brian O'Connor, Chief Mine Geologist, Kemess Mines Ltd. Mr. O'Connor is a member of the Association of Professional Engineers and Geoscientists of British Columbia and has 20 years of experience in mineral resource estimation.

4. The mineral reserve and resource estimates for Kemess North and the Nugget (West Cirque) Zone were prepared by Jim Gray of GR Technical Services Ltd. and Carl Edmunds, Exploration Manager, Northgate Minerals Corporation. Mr. Gray is a member of the Association of Professional Engineers and Geoscientists of the province of British Columbia, the Association of Professional Engineers, Geologists and Geophysicists of Alberta and the Canadian Institute of Mining and Metallurgy, and has over 27 years of engineering experience. Mr. Edmunds is a member of the Professional Engineers and Geoscientists of British Columbia and has 18 years of experience in mineral resource estimation. These reserve and resource estimates are unchanged from the 2004 Annual Report.

5. At December 31, 2005, Northgate Minerals Corporation held a 100% equity interest in Kemess Mines Ltd., the Company that holds the Kemess South Mine and various exploration claims, including those upon which the Kemess North and Nugget deposits are located.

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Note to US Investors

While the terms "mineral resource", "measured mineral resource", "indicated mineral resource", and "inferred mineral resource" are recognized and required by Canadian regulations, they are not defined terms under standards in the United States. As such, information contained in this report concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by the US Securities and Exchange Commission. "Indicated mineral resource" and "inferred mineral resource" have a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an "indicated mineral resource" or "inferred mineral resource" will ever be upgraded to a higher category. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves.
MINERAL RESOURCES – KEMESS (in addition to reserves)				Grades	Contained Metals
		Quantity	Gold	Copper	Gold	Copper
At December 31, 2005	Category	(tonnes)	(g/mt)	(%)	(ounces)	(000's lbs)

Kemess South	Indicated	11,000,000	0.40	0.18	141,463	43,651

Kemess North	Measured	148,531,000	0.31	0.16	1,502,001	518,387
	Indicated	137,308,000	0.28	0.12	1,235,234	368,022

Nugget Zone	Measured	3,341,000	0.38	0.07	40,313	5,311
(West Cirque)
	Indicated	6,112,000	0.36	0.07	70,211	9,109
Total Measured &
Indicated Resources		306,292,000			2,989,222	944,480

MINERAL RESOURCES – YOUNG–DAVIDSON			Grade	Contained
		Quantity	Gold	Gold
At December 31, 2005	Category	(tonnes)	(g/mt)	(ounces)
Open Pit	Measured	6,330,000	2.13	432,640
	Indicated	482,000	2.02	31,320

Total Measured & Indicated Resources		6,812,000		463,960

Open Pit	Inferred	330,000	1.34	14,170
Underground	Inferred	7,803,000	4.05	1,018,660

Total Inferred Resources		8,133,000		1,032,830

Notes to Resources:

1. The preceding mineral resource estimates were estimated in accordance with the definitions contained in the Canadian Institute of Mining, Metallurgy and Petroleum Standards on Mineral Resources and Reserves Definitions and Guidelines that were prepared by the CIM Standing Committee on Reserve Definitions and adopted by the CIM Council on August 20, 2000, using classical and/or geostatistical methods plus appropriate mining parameters. Resources for Kemess South were calculated using CDN$/US$ exchange rate of $1.30, gold price of $450 per ounce, copper price of $1.35 per pound and silver price of $6.00 per ounce. Resources for Kemess North were calculated using CDN$/US$ exchange rate of $1.40, gold price of $425 per ounce, copper price of $1.20 per pound and silver price of $5.00 per ounce. Resources for Young–Davidson were calculated using the following economic parameters: Exchange rate CDN$/US$1.33 and a gold price of $400 per ounce.

2. The mineral resource estimates for the Young–Davidson Matachewan property were prepared by Reno Pressacco PEng and Paul Gribble, CEng of Micon International Limited. Mr. Pressacco is a member of the Professional Engineers of Ontario and has over 20 years of mineral exploration and engineering experience. Mr. Gribble is a member of the Professional Engineers of Ontario and has over 28 years of engineering experience.

3. The estimated mineral resources for the syenite–associated mineralization found on the Young–Davidson property are shown in the table above. Given the project's development history, Micon International Limited believes that no environmental, permitting, legal, title, taxation, socioeconomic, marketing, or political issues exist which would adversely affect the mineral resources estimated herein.

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Northgate Financial
Review

Northgate Financial Review

Management's Discussion & Analysis	16
Management's Responsibility	28
Auditors' Report to the Shareholders	28
Consolidated Financial Statements	29
Notes to Consolidated Financial Statements	32
GAAP Reconciliation	44
Five Year Comparative Summary of Selected Financial Data	49

Management's Discussion and Analysis provides a review of the performance of Northgate Minerals Corporation. The Corporation's performance over the past three years is analyzed to highlight various trends and issues. Risks that can be expected to impact future operations are also discussed. These issues and risks may cause actual results to differ materially from those described in forward–looking statements contained in the Management's Discussion and Analysis. Where used, the words "anticipate", "expect", "intended", "forecast", "should", and similar expressions are intended to identify forward–looking statements.

Northgate expressly disclaims any intention or obligation to update or revise any forward–looking statements whether as a result of new information, future events or otherwise.

Northgate's shareholders are well aware of the operational excellence but may not be as keenly aware of our record of prudent financial management. Over the past three years, we have repaid over $50 million of project debt related to our purchase of the Kemess Mine, increased our cash reserves by over $45 million and decreased our gold hedge book by over 60%. All without having to dilute our shareholders by issuing equity."

Jon Douglas

Jon Douglas, Senior Vice President & Chief Financial Officer

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Management's
Discussion & Analysis

(All dollar amounts are stated in United States dollars unless otherwise indicated.)

Introduction

This Management's Discussion and Analysis ("MD&A") of the results of operations and liquidity and capital reserves of Northgate Minerals Corporation ("Northgate" or the "Corporation") for the 2003 through 2005 fiscal years should be read in conjunction with the consolidated financial statements and related notes. All of the financial information presented herein is expressed in US dollars, unless otherwise stated. The accompanying consolidated financial statements and related notes are presented in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). These statements, together with the following discussion and analysis dated February 23, 2006, are intended to provide shareholders with a reasonable basis for assessing the operational and financial performance of Northgate, as well as certain forward–looking statements relating to the Corporation's potential future performance. Note 16 to the consolidated financial statements reconciles the Corporation's financial statements with generally accepted accounting principles in the United States ("US GAAP"). Additional information on Northgate can be found in the Corporation's Annual Information Form ("AIF"), which is filed with Canadian regulators on System for Electronic Document Analysis and Retrieval ("SEDAR") at www.sedar.com and the Corporation's annual report Form 40F,which is filed with the United States Securities and Exchange Commission ("SEC") at www.sec.gov.

Overview

Northgate is a gold and copper mining company focused on operations and opportunities in North and South America. Its principal assets are the Kemess South Mine in north–central British Columbia, which produces approximately 300,000 ounces of gold and 75 million pounds of copper per year, the adjacent Kemess North Project and the recently acquired Young–Davidson properties in north–eastern Ontario. The Kemess North Project is currently the subject of an environmental review by a three–member panel appointed by the Provincial and Federal governments. The panel is currently scheduled to complete its review and issue its report and recommendations in mid–2006,at which point various Provincial and Federal agencies will be in a position to issue the necessary development permits.

After four years of steadily increasing annual metal production at Kemess, resulting from a variety of operating improvements, 2005 gold and copper production declined 8% and 6% respectively from 2004 levels as the remaining harder, lower–grade ore from the outer edges of the eastern end of the Kemess South pit was mined and processed during the first four months of the year. Now that mining operations have moved to the western end of the pit for the remainder of the Kemess South mine–life, metal production is forecast to rebound with gold production expected to reach 320,000 ounces in 2006.

A commonly used metric in the gold mining industry is the net cash cost to produce an ounce of gold. Generally, this metric is calculated by reducing the cash cost by the amount of by–product revenue received from copper sales.

Over the past three years, the Canadian dollar has strengthened steadily relative to the US dollar, which has, in isolation, had an adverse effect on Kemess' US dollar denominated net cash cost per ounce. This adverse effect was mitigated significantly in 2004 and 2005 by increases in the average price of copper, which increased the size of the by–product credit. Overall, the net cash cost of production in 2005 was higher than it was in 2004 due to lower overall metal production from Kemess, substantial increases in concentrate treatment and refining charges, and higher site operating costs as a result of increases in cost of diesel fuel and grinding steel.

The net effect of lower metal production, the stronger Canadian dollar and increases of 7% and 28% in average gold and copper prices respectively, resulted in 2005 earnings before income taxes of $19,998,000 which was 45% lower than the record earnings figure of $36,166,000 reported in 2004.
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A summary of the key performance indicators for 2003 through 2005 is shown in the table below.

Key Performance Indicators
(All dollar amounts are in thousands except foreign exchange rate, per share, per ounce and per pound amounts)
	2005	2004	2003
Revenue(1)	$ 257,302	$ 232,797	$ 168,602
Net earnings before income taxes	19,998	36,166	2,777

Net earnings for the Year	32,887	31,255	3,991

Net earnings per Share	0.16	0.16	0.02

Total Assets	296,187	267,781	238,434

Long–Term Liabilities	35,102	54,302	69,037

Metal Production:

Gold (ounces)	279,962	303,475	294,117

Copper (000's pounds)	73,722	78,291	76,177

Metal Prices:

Gold (London Bullion
Market) ($/ounce)	445	409	364
Copper (LME Cash)	1.67	1.30	0.81
($/pound)
Foreign Exchange Rate	0.83	0.77	0.71
(US$/CDN$)
Net Cash Cost ($/ounce):(2)(3)	205	135	219
(1)	Due to changes in Canadian GAAP, various concentrate marketing costs that were previously netted against revenues have been reclassified to cost of sales.
(2)	The Net cash cost of production per ounce of gold is calculated by subtracting the net by–product revenue from copper and silver from total site operating costs (including royalties and all waste stripping costs) and dividing this amount by the number of gold ounces contained in concentrate produced.
(3)	In prior years, the Corporation reported "Gold Institute" cash costs, which excluded the cost of waste stripping in excess of the life–of–mine average. As a result of changes to US GAAP, mining companies are no longer permitted to defer any stripping costs incurred after commercial operation has begun, thus making the Gold Institute Cash Cost methodology irrelevant.

Gold and Copper Markets

Gold prices (US$ per troy ounce) on the London Bullion Market spent the first eight months of 2005 in the $410–$450 range before making a rapid 20% assent to over $500 during the last four months of the year. Gold's spectacular fourth quarter rise was accompanied by only a 5% increase in the value of the Canadian dollar versus its US counterpart and by the end of the year, the Canadian dollar price of gold was close to CDN$600 per ounce. As has been the case for the past several years, the gold price during 2005 was influenced by economic developments in the United States, the strength or weakness of the US dollar versus major global currencies and geopolitical events in various regions of the world. In addition to these factors, Management believes that the most recent surge in gold prices is due at least in part to the result of increased investment demand for gold.

The price of copper on the London Metal Exchange ("LME") (US$ per pound) continued to rise during 2005 as a variety of production shortfalls and continued strong demand from China kept world refined inventories at historically low levels. Prices began the year at $1.42 and after failing to decline by the end of May as some industry analysts had predicted, began a steady climb to close the year at $2.08.Although $2 per pound copper will not last forever, demand growth, which has averaged over 3% over the past 15 years, shows no sign of abating and near–term supply remains constrained. Furthermore, since the market has yet to see any substantial commitment to the construction of large new mines and with lead times of between three to five years before even a known deposit can be brought into production, Management expects copper prices to remain robust for quite some time.
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The Corporation's Kemess Mine produces a gold–copper concentrate, which is shipped to Falconbridge Limited's ("Falconbridge") Horne smelter in Rouyn–Noranda, Quebec for smelting and refining. During 2005, annual terms for the processing of concentrates rose to $85 per tonne of concentrate and $0.085 per pound of copper ($85/8.5) from the record low of $43/4.3 set for annual terms in 2004. For 2006, annual terms have settled at $95/9.5, substantially below the peak of $110/11.0 the Corporation reached during the last copper price cycle. With very little new mine production scheduled to come into the marketplace over the next few years and more smelters being built in Asia, it appears that treatment and refining terms for concentrates have peaked.

Results of Operations

For the year ended December 31, 2005, the Corporation recorded consolidated net earnings of $32,887,000 or $0.16 per share compared with net earnings of $31,255,000 or $0.16 per share in 2004 and 3,991,000 or $0.02 per share in 2003. Earnings in 2005 included a non–cash future income tax recovery of $15,000,000 (tax loss carry forwards and other tax deductions, which the Corporation expects to realize in the future) while earnings in 2004 included an expense of $2,634,000 related to the realization of tax losses and other tax deductions, the benefit of which were recognized in 2003. Per share data is based on the weighted average diluted number of shares outstanding of 202,858,866, 200,567,253, and 198,621,170 in 2005, 2004 and 2003 respectively.

The balance of this section contains a detailed discussion of the factors contributing to the Corporation's financial results from 2003 through 2005.

Kemess South Mine Performance

After four years of steadily increasing annual metal production at Kemess resulting from a variety of operating improvements, 2005 gold and copper production declined 8% and 6% respectively from 2004 levels and 5% and 3% from 2003 levels as the remaining harder, lower–grade ore from the outer edges of the eastern end of the Kemess South pit was mined and processed during the first four months of the year. This harder, lower–grade hypogene ore had inherently lower metal recoveries and took longer to mill than the softer, higher–grade ore that was processed in 2003 and 2004.A more complete summary of operations for the three years is shown in the table below:
	2005	2004	2003
Tonnes mined (ore plus waste)	51,234,000	56,000,000	53,872,000
Stripping ratio	1.62	1.90	1.88
Tonnes milled (ore)	17,995,000	18,589,000	18,633,000
Tonnes milled per day (tpd)	49,302	50,791	51,049
Gold grade (g/mt)	0.723	0.735	0.702
Copper grade (%)	0.229	0.231	0.225
Gold recovery (%)	67	69	70
Copper recovery (%)	81	83	82
Gold production (ounces)	279,962	303,475	294,117
Copper production (000s pounds)	73,722	78,291	76,177

Tonnes of ore and waste mined during 2005 decreased 9% from 2004 due to the effects of longer haul distances as the Kemess South open pit continues to deepen. This compared to an increase of 4% from 2003 to 2004 when increases in the number of trucks in the haul fleet more than offset the longer haul distances during that year. In future years, as waste stripping drops dramatically, total tonnes of ore and waste mined will drop to less than 25 million tonnes per year. The unit cost for mining in 2005 increased to CDN$1.20 per tonne compared with CDN$0.93 per tonne in 2004 and to CDN$0.92 per tonne in 2003.The large increase in mining unit cost in 2005 was the result of the significant decrease in the total tonnes mined, increased prices for diesel fuel and a large amount of mid–life cycle overhauls performed on certain key pieces of mobile equipment.

Mill throughput at Kemess in 2005 was 3% lower than it was in 2004 and 2003 due to the large quantity of harder, lower–grade ore that was processed during the first four months of the year and the five–day labour related shutdown that occurred in February. Mill availability averaged 89.5% during the year and would have exceeded 90% for the third year in a row if not for the unscheduled production disruption in February.
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Gold and copper recoveries averaged 67% and 81%, respectively in 2005.These figures were lower than they were in 2004 and 2003 due to the lower gold recoveries associated with the low–grade ore processed in the first four months of the year and the larger amount of inherently lower recovery supergene and leach cap ores processed during 2005 relative to the two previous years. Metal recoveries are expected to return to 2004 levels in future years as ore from the western region of the Kemess South pit is processed.

The average unit cost of production in 2005 rose to CDN$8.25 per tonne milled, which was 15% higher than the figure of CDN$7.19 per tonne milled recorded in 2004 and 22% higher than the figure of CDN$6.77 per tonne milled recorded in 2003.The significant increase in unit cost in 2005 was primarily the result of the lower mill throughput in a unit operation, which has a high percentage of fixed costs, substantial price increases for diesel fuel and grinding media (steel balls), a large amount of mid–life cycle maintenance performed on mobile equipment and labour cost increases associated with the new collective agreement which came into force on January 1, 2005. The Kemess Mine's net cash cost of production rose to $205 per ounce in 2005 from $135 per ounce in 2004 as a consequence of substantial increases in treatment and refining charges for concentrate, increased site operating costs, lower gold and copper production and the stronger Canadian dollar/US dollar exchange rate, which more than offset the higher by–product credit generated by higher copper prices. Cash costs in 2004 were substantially lower than they were in either 2003 or 2005 as a result of record metal production at Kemess, relatively strong prices for copper, and treatment and refining charges for concentrate that were at record low levels.

The Kemess Mine is forecast to produce 320,000 ounces of gold and 84.7 million pounds of copper during 2006, at a net cash cost of approximately $170 per ounce, net of copper by–product credits calculated at a price of $1.70 per pound using an exchange rate of $US/CDN$0.85.

Financial Performance

Revenue: Northgate's total revenues for the year ended December 31, 2005 increased to $257,302,000 from $232,797,000 in 2004 and $168,602,000 in 2003.Revenue increases over the three–year period were the result of dramatic increases in gold and copper prices. All these revenue figures reflect a reclassification of a variety of costs that were previously netted against revenues into cost of sales. These costs include royalties, concentrate treatment and refining charges, concentrate freight charges and metal deductions. This reclassification is consistent with recent changes to Canadian GAAP and does not have any effect on the Corporation's earnings or operating cash flow. The total amounts reclassified in 2005, 2004 and 2003 were,$61,976,000,$43,845,000, and $37,179,000 respectively. Metal sales in 2005 consisted of 279,093 ounces of gold and 74,055,000 pounds of copper compared with 311,214 ounces of gold and 80,025,000 pounds of copper in 2004. Sales of gold and copper in 2005 were approximately 10% and 7% lower respectively than they were in 2004 due primarily to a decrease in metal production in 2005. The net realized metal prices received on metal sales during the past three years are shown in the following table.
	2005	2004	2003

Gold Sales (ounces)	279,093	311,214	287,027

Copper Sales (000's pounds)	74,055	80,025	74,207

Realized Gold Price ($/ounce)	427	387	356

Realized Copper Price ($/pound)	1.87	1.30	0.81

The Corporation received the average spot LME price for copper on its copper sales in 2003 and 2004,but in the fourth quarter of 2005, Management entered into forward sales contracts with a major financial institution to fix the price of copper delivered prior to December 31, 2005 for which final settlement had not occurred. A total volume of 13,375 metric tonnes of copper were sold forward using LME contracts maturing from January 2006 through May 2006 at an average forward price of $1.98 per pound. These forward sales contracts were marked–to–market at December 31, 2005 and the resulting loss was included in the Corporation's fourth quarter revenues. By entering into these forward sales contracts, the Corporation realized an average price of $1.87 per pound on its sales in 2005.
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The realized prices for gold over the three–year period from 2003 through 2005 have differed from the average London Bullion Market prices in each year, as a result of the Corporation's gold hedging activities. In 2005, the Corporation settled forward sales contracts for 122,000 ounces of gold, including 79,750 ounces of forward contracts originally scheduled for settlement in the second half of 2005 and the first half of 2006.The total loss associated with settling and closing out the contracts for the 79,750 ounces was $10,146,000 of which $5,585,000 was brought into revenue in 2005 and the balance of $4,561,000 was deferred into 2006 when it will be amortized according to the original settlement schedule. The realized gold price for sales in 2005 was lower than the LME average for the period by $18 per ounce. In 2004,69,000 ounces of gold forward sales were closed out at a cost of $6,915,000, which reduced the average realized gold price by $22 per ounce. During 2003, only, 20,000 ounces of gold forward sales were closed out at a cost of $2,318,000, which reduced the average realized price of gold by approximately $8 per ounce.

Cost of Sales: Cost of sales in 2005 was $185,077,000 compared with $147,567,000 in 2004 and $121,566,000 in 2003. The cost of sales in all three years reflected the reclassification of certain marketing costs that were previously netted against revenues as described earlier in this discussion of the Corporation's financial performance. The cost of sales has escalated in each of the past three years as a result of the strengthening Canadian dollar, higher treatment and refining charges for copper concentrate, increased Canadian dollar denominated production costs and slightly higher concentrate freight charges. The increase in the cost of sales was smaller than it would have otherwise been in 2005, as a result of the lower metal sales recorded. The cost of sales was slightly lower than it would otherwise have been in 2003 due to inclusion of a $3,912,000 gain on closing out foreign currency forward sales contracts.

Administrative and general expenses: Administrative and general expenses totalled $6,128,000 in 2005 compared with $6,083,000 in the previous year and $3,873,000 in 2003. Costs stabilized in 2005 after having substantially increased in 2004 when Northgate's corporate activities and staff levels were increased in response to Brookfield Asset Management's (formerly Brascan Asset Management) ("Brookfield") divestiture of their equity interest in the Corporation and to accommodate the Corporation's future growth initiatives.

Depreciation and depletion: Depreciation and depletion expenses were $38,904,000 in 2005 compared with $36,160,000 in 2004 and $34,058,000 in 2003.The increase in depreciation and depletion in 2005 was due to a 1% increase in the tonnes of ore mined in 2005 compared to 2004, and an increase in the amortization rate in 2005 as a result of 2004 capital expenditures, which was partially offset by an increase in ore reserves in 2004. Amortization of most of the Corporation's mineral property, plant and equipment is based on the unit–of–production method as ore is mined from the Kemess South pit.

Net interest expense: Net interest expense for 2005 decreased to $2,391,000 from $3,049,000 in the previous year as a result of the $29,800,000 decline in principal on the Corporation's syndicated credit facility over the year which more than offset the effect of a 1.8% rise in LIBOR rates. A similar decline occurred from 2003 to 2004 due again to the scheduled reduction in principal on the Corporation's syndicated credit facility. Net interest expense in both 2005 and 2004 included substantial interest income on the Corporation's cash balances amounting to $1,457,000 in 2005 and $706,000 in 2004 compared with only $431,000 in 2003. Interest costs are expected to decline substantially in 2006 due to the final repayment of the syndicated credit facility on February 15, 2006.

Exploration: Exploration expenses during 2005 were $3,915,000 compared with $3,134,000 in 2004 and $3,408,000 in 2003. Exploration expenses increased in 2005 as a result of general increases in the per metre cost of diamond drilling due to increased activity within the mineral exploration sector. The number of metres of diamond drilling completed within the Kemess camp in 2005 and 2004 was approximately the same although activity in the Kemess camp during 2005 was focused on search for the Kemess North offset target rather than targets in other areas of the property. Exploration costs in 2003 included $708,000 related to the completion of the Kemess North pre–feasibility study. Costs related to the development of Kemess North since mid–2003 have been capitalized. In 2006,total exploration costs are expected to increase to $7,600,000 as diamond drilling on the recently acquired Young–Davidson properties begins.
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Capital expenditures: Capital expenditures, including those financed by the assumption of capital lease obligations, declined to $14,044,000 in 2005 compared to $24,017,000 in 2004 and $16,621,000 in 2003. Major capital expenditures in 2005 included $1,502,000 for the purchase of a D11 bulldozer, $782,000 for a new mill liner handler,$1,662,000 on permitting activities related to the Kemess North Project and $6,669,000 for ongoing construction of the tailings dam. Total capital expenditures in 2004 were higher than the other two years due to the one–time cost of completing feasibility work on the Kemess North Project and the necessity of adding one shovel and two haul trucks to the mobile equipment fleet according to the life–of–mine plan.

Future income tax recovery: In 2005,earnings included $15,000,000 in future income tax recovery as a result of the release of some of the valuation allowance previously provided against the Corporation's future income tax assets. This release is due to the expectation that the tax benefits associated with tax losses and other tax deductions will be realized in the future. This differs from 2004, when net earnings included $2,634,000 of future tax expense when the associated benefits were realized.

Summary of Quarterly Results

The table below summarizes selected quarterly operating and financial results of the previous eight quarters. The Corporation's quarterly results have varied significantly over this period as a result of variations in metal production and metal prices, with metal production itself being a function of the ore grade being processed, and the throughput and recoveries achieved during processing.
(All dollar figures in 000s except	2005 Quarter Ended				2004 Quarter Ended
foreign exchange rate, per share,
per ounce and per pound amounts)	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31
Revenue	$ 95,651	$ 64,631	$ 54,461	$ 42,559	$ 64,418	$ 62,042	$ 60,629	$ 45,708
Earnings (Loss) for the Period	$ 37,857	$ 8,765	$ (3,342)	$ (10,393)	$ 12,205	$ 10,053	$ 8,958	$ 39
Earnings (Loss) Per Share	$ 0.18	$ 0.04	$ (0.02)	$ (0.05)	$ 0.06	$ 0.05	$ 0.04	$ 0.00
Metal Production:
Gold (ounces)	94,405	75,665	59,352	50,540	94,673	79,311	78,046	51,445
Copper (000s pounds)	24,701	16,917	17,427	14,677	23,856	18,712	18,006	17,717
Metal Prices:
Gold (London Bullion
Market) $/ounce	486	439	427	427	434	401	393	408

Copper (LME Cash)
$/pound	1.95	1.70	1.54	1.48	1.40	1.29	1.27	1.24

During both 2005 and 2004,metal production in the second half of the year was dramatically higher than in the first half of the year. This is partly due to the seasonal processing of higher gold content supergene ore, which is typically processed at a higher rate in the summer months but primarily it is coincidental. In 2006, metal production is expected to be relatively balanced between the first and second halves of the year.

Liquidity and Capital Resources

Working Capital: At December 31, 2005, the Corporation had working capital of $51,663,000 compared with working capital of $31,518,000 at December 31, 2004.The substantial increase was the result of cash flow from the Kemess South Mine during 2005 and a $7,300,000 reduction in the current portion of long–term debt. Cash at the end of 2005 amounted to $50,639,000,compared with $49,257,000 at the end of 2004.

Cash flow from operations: Cash flow from operations, before changes in working capital, settlement of forward contracts and reclamation costs paid, was $66,521,000 in 2005 compared to $72,890,000 in 2004 and $37,983,000 in 2003. Cash flow from operations in 2005 was lower than it was in 2004 due to reduced metal sales volumes recorded in 2005 and increased production costs. Substantially higher metal prices in both 2005 and 2004 more than offset the higher cost of sales and generated cash flow from operations in both years that was significantly higher than the cash flow from operations recorded in 2003.The principle use of cash in all years was for additions to mineral property, plant and equipment, the ongoing construction of the tailings impoundment facility, and repayment of the Corporation's long–term debt.
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Based on planned production levels, estimated gold and copper prices and the forecasted CDN$/US$ exchange rate, it is anticipated that existing cash reserves and 2006 cash flow from operations will be more than sufficient to fund planned capital expenditures of $8,500,000 at the Kemess South Mine, and pay interest and principal on long–term debt and capital lease obligations as they become due.

Outstanding indebtedness: At December 31, 2005, the Corporation had a syndicated credit facility with $13,700,000 outstanding and less than one year remaining on its term. During 2005, the Corporation made scheduled repayments of $21,000,000 and advance repayments of $8,800,000.The balance of the credit facility was repaid on February 15, 2006,eight months ahead of schedule. At December 31, 2005,the Corporation had capital lease obligations on mobile mining equipment totalling $11,895,000. Payments of $4,959,000 were made during 2005 and payments of $4,215,000 are scheduled in 2006.

Shareholders' equity: Shareholders' equity was $223,614,000 at December 31, 2005, compared with $171,534,000 at December 31, 2004.The increase was attributable to the earnings of the Corporation in 2005, the acquisition of Young–Davidson Mines Limited on November 2, 2005, which involved the issuance of 13,104,687 common shares, the issuance of 146,000 shares upon the exercise of employee stock options and the issuance of 269,509 shares pursuant to the Employee Share Purchase Plan ("ESPP").

The Corporation's preferred share capital consists of 100,000,000,000,000 Class A preferred shares without par value, of which 100,000,000,000 have been designated Series 1 and 100,000,000,000 have been designated Series 2, and 100,000,000,000,000 Class B preferred shares. No preferred shares are issued. The Corporation's common share capital consists of 100,000,000,000,000 common shares, of which 214,011,246 were issued and outstanding at December 31, 2005.At February 23, 2006, there were 214,473,731 common shares issued and outstanding.

The Corporation has a total of 38,182,338 common share purchase warrants outstanding (17,857,135 issued in March 2002 and 20,325,203 issued in June 2002).These warrants have identical terms and are traded on the Toronto Stock Exchange. Each warrant entitles the holder to acquire one common share of Northgate in exchange for CDN$3.00 at any time prior to 5:00 pm (Toronto time) on December 28, 2006.

Upon closing of the Young–Davidson acquisition, the Corporation assumed common share purchase warrants and broker warrants, which entitle the holders to acquire a total of 314,522 shares of Northgate at an average price of CDN$1.38 per share.

The Corporation has a stock option plan, which allows it to issue a total of 9,710,752 shares to directors, employees and non–employees. At December 31, 2005, 4,723,320 options were granted and outstanding under the plan, and of this total, 2,363,720 were exercisable at a weighted average exercise price of CDN$1.65 per share.

Environmental Management

The Corporation is committed to maintaining effective management systems with respect to environmental matters at the Kemess South Mine.

With respect to future site reclamation and closure costs, the Corporation regularly updates its estimate of future expenditures. The provision at December 31, 2005 for site closure and reclamation is $26,193,000. This estimate is based on available information, including preliminary closure plans, alternatives and applicable regulations.

At December 31, 2005,the Corporation had posted a CDN$15 million bond, held in trust by the Government of British Columbia, against these future environmental obligations and the amount of this bond will be increased on December 31 of each future year until the amount of the bond reaches CDN$18.8 million by the end of the Kemess South mine–life in 2009.

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Human Resources

Northgate's success is in great part dependent on recruiting and retaining a competent, professional workforce at the Kemess South Mine. To motivate and maintain this workforce, the Corporation offers a challenging and rewarding work environment, as well as a competitive compensation program comprised of salary and benefits. The Corporation also maintains a staff development and succession program for its key executive and operational management positions.

As part of its compensation program, the Corporation has a share option plan designed to align the interests of key employees to those of its shareholders. At December 31, 2005, 4,723,320 options were outstanding under the plan. Options vest over a four–year period and have a seven–year life to encourage employees to take a long–term view toward creating shareholder value. The Corporation also has an ESPP, which is available to the 360 full–time employees of Northgate and its wholly–owned subsidiaries.

Hourly employees at the Kemess Mine are members of the International Union of Operating Engineers (Local 115). On February 24, 2005, a new three–year collective bargaining agreement was ratified by Kemess Mines Ltd. and its employees.

Contractual Obligations & Commitments

The Corporation had the following contractual obligations and commitments as at December 31, 2005:
($ millions)	1 Year	2–3 Years	4–5 Years
Project Loan Repayments	13.7	—	—
Capital Lease Obligations	4.2	7.4	0.3
Operating Leases	0.6	1.3	0.5
Tailings Dam Construction	2.6	—	—
Exploration	0.9	—	—
Closure Bonding Requirement	0.9	1.8	—

In July 2004, Northgate entered into a multi–year contract with Falconbridge for the shipment and sale of Kemess gold–copper concentrate from January 1, 2005 through June 30, 2007.Under the terms of the contract, treatment and refining charges are adjusted annually based on prevailing world terms.

The Corporation's interest in the Kemess South Mine is subject to a 1.62% royalty on the value of payable metals produced.

Northgate has a commitment to reclaim the land occupied by the Kemess mining and milling complex once activities there have ceased. This reclamation cost is currently estimated at CDN$33.1 million and is scheduled to begin in 2009 when current Kemess South reserves will be exhausted. At December 31, 2005,the Corporation had $26.2 million accrued for these obligations.

Risks and Uncertainties

Commodity Prices and Exchange Rates

Northgate's future revenues are dependent on the prices of gold and copper on world markets, the level of treatment and refining charges that custom smelters charge for processing concentrate, and the rail, truck and ocean freight rates associated with getting its concentrate to market. These prices and charges can vary significantly from year–to–year and affect the Corporation's revenue and earnings. Operating costs at Northgate's Kemess Mine site are largely denominated in Canadian dollars and, as a result, the Corporation's US dollar earnings will be directly affected by fluctuations in the CDN$/US$ exchange rate to the extent that these costs are not hedged with foreign currency instruments. Northgate has short–term debt capital leases and substantial cash balances and depending on the Corporation's net debt position, changes in interest rates, to the extent they are not fixed, will have an effect on earnings.
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The following table shows the approximate impact on the Corporation's 2005 earnings and cash flow of variations in prices and exchange rates, based on the projected production at the Kemess Mine, if the change was to remain in effect for the full year:

Factor	Change	Annual Earnings & Cash
		Flow Impact ($ millions)
Gold Price	$10/ounce	2.5
Copper Price	$0.01/pound	0.7
CDN$/US$ Exchange Rate	$0.01	1.5

Ore Reserves

Although the Corporation has carefully prepared its mineral reserve and resource figures and believes that its methods of estimating mineral reserves and resources are sound, such figures are estimates based on a variety of assumptions including, but not limited to, future metal prices, exchange rates and operating costs. No assurance can be given that currently indicated resources will ever be converted to reserves or that currently indicated ore reserves will be mined.

Mining Operations

The business of mining is generally subject to a number of risks and hazards, including operational accidents, labour disputes, unusual or unexpected geological conditions and other environmental phenomena, including weather. Northgate maintains insurance against risks that are typical in the mining industry, but such insurance may not provide adequate coverage under all circumstances.

Legal

The Corporation is subject to various legal claims, judgments, potential claims and complaints, including unexpected environmental remediation costs in excess of current reserves, arising out of the normal course of business. While the Corporation believes that unfavourable decisions in any pending procedures or the threat of procedures related to any future assessment, or any amount it might be required to pay, will not have a material adverse effect on the Corporation's financial condition, there is a risk that if such decisions are determined adversely to the Corporation, they could have a material adverse effect on the Corporation's profitability.

Regulatory

The Corporation's mining operations, exploration and development activities are subject to extensive Canadian Federal and Provincial regulations. The Corporation believes that it is in substantial compliance with all current laws, regulations and operating permits at its Kemess South Mine and at its various exploration properties. However, since laws and regulations are subject to constant change and the permitting of new mines is dependent on the interpretation of current laws and regulations, there can be no guarantee that future changes to laws and regulations or the adverse interpretation of existing ones will not have a material adverse effect on the Corporation by reducing levels of production, or delaying or preventing the development of new mining properties.

Access to Capital

To fund its growth, the Corporation is often dependent on securing the necessary capital through debt or equity financings. The availability of this capital is subject to general economic conditions and lender and investor interest in the Corporation and its projects. To increase its access to capital, the Corporation maintains relationships with key financial participants and has an active investor relations program in order to inform institutional and retail investors and other stakeholders.

Labour and Strikes

The Corporation is dependent upon its workforce to extract and process minerals. The Kemess Mine has programs to recruit and train the necessary manpower for the operation, but the mine's output may be affected by strikes, lockouts and other work stoppages at and around the Kemess operation.

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Insurance

Where economically feasible and based on availability of coverage, the Corporation transfers a number of operational and financial risks to insurance companies. The cost and availability of such insurance is dependent upon Northgate's past insurance loss record and general market conditions.

Critical Accounting Estimates

The Corporation's accounting policies are described in Note 2 to the consolidated financial statements. These consolidated financial statements are prepared in conformity with Canadian GAAP, which require the Corporation to make various judgments with respect to certain estimates and assumptions. The following policies are considered by Management to be most critical in understanding the judgments that are involved in the preparation of the Corporation's consolidated financial statements and the uncertainties inherent within them.

Revenue Recognition

Revenue from the sale of the Corporation's gold–copper concentrate is recorded when persuasive evidence of a sales arrangement exists, delivery has occurred and the sales price is fixed and determinable. Under the Corporation's current concentrate sales contract, these conditions are fulfilled upon receipt of provisional payment from the buyer, typically within seven days of the date that the concentrate is loaded into railcars for shipment to the receiving smelter. Sales of gold–copper concentrate are based on specific sales arrangements and are subject to adjustment upon final settlement of shipment weights, assays and metal prices. Such adjustments to revenue are recorded in the period of final settlement. Gains and losses on derivative financial instruments that meet the requirements for hedge accounting are recognized in revenue when the related contracts are settled. Gains and losses on derivative financial instruments that do not meet the requirements for hedge accounting are marked–to–market at the end of each quarter.

Site Closure and Reclamation Costs

Minimum standards for site closure and mine reclamation have been established by various governmental agencies that affect certain operations of the Corporation. The Corporation accounts for reclamation liabilities by recognizing any statutory, contractual or other legal obligations related to the retirement of tangible long–lived assets when such obligations are incurred, if a reasonable estimate of fair value can be made. These obligations are measured initially at fair value and the resulting cost capitalized into the carrying value of the related asset. In subsequent periods, the liability is adjusted for the accretion of the discount and any changes in the estimated amount or timing of the underlying future cash flows. The asset retirement cost is amortized to operations over the life of the asset. The determination of site closure and reclamation costs requires assumptions with respect to future expected costs, discount rates and inflation rates, changes in which can materially affect the recognized amount of the liability.

Mineral Property Costs

Northgate records mineral property acquisition and mine development at cost. In accordance with Canadian GAAP, Northgate capitalizes pre–production expenditures net of revenues received, until the commencement of commercial production. A significant portion of Northgate's mineral property, plant and equipment is depreciated and amortized on a unit–of–production basis. Under the unit–of–production basis, the calculation of depreciation, depletion and amortization of mineral property, plant and equipment is based on the amount of proven and probable reserves expected to be recovered. If these estimates of reserves prove to be inaccurate, or if Northgate revises its mining plan, reducing the amount of reserves expected to be recovered, Northgate could be required to write down the recorded value of its mineral property, plant and equipment, or could be required to increase the amount of future depreciation, depletion and amortization expenses, both of which would reduce Northgate's earnings and net assets.

In addition, Canadian GAAP requires Northgate to consider at the end of each accounting period whether or not there has been an impairment of the capitalized mineral property, plant and equipment. For producing properties, this assessment is based on expected future cash flows to be generated. For non–producing properties, this assessment is based on whether factors that may indicate the need for a write–down are present.
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If Northgate determines there has been an impairment because its prior estimates of future cash flows have proven to be inaccurate due to reductions in the price of gold and copper, increases in the costs of production, reductions in the amount of reserves expected to be recovered or otherwise, or because Northgate has determined that the deferred costs of non–producing properties may not be recovered based on current economics or permitting considerations, Northgate would be required to write down the recorded value of its mineral property, plant and equipment, which would reduce Northgate's earnings and net assets.

Valuation Allowance

The Corporation recognizes future tax assets associated with tax loss carry forwards and other tax deductions only if it is more likely than not that the related benefits will be realized in the future. The evaluation of whether future tax assets should be recognized is based on expected future income for tax purposes. The determination of expected future income for tax purposes requires significant judgments and estimates with respect to metal prices, foreign exchange rates and operating costs. Changes in those assumptions can materially affect the recognized amount of a future income tax asset. In future years, if the Corporation determines it is no longer more likely than not that the benefit of its future tax assets will be realized, it would be required to set up a valuation allowance with a corresponding future income tax expense in results from operations.

Changes in Accounting Policies

Consolidation of Variable Interest Entities

Effective January 1, 2005, the Corporation adopted the new CICA Accounting Guideline 15 "Consolidation of Variable Interest Entities" ("AcG–15"). The new guidance establishes when a company should consolidate a variable interest entity and requires a variable interest entity to be consolidated if a company is at risk of absorbing the variable interest entity's expected losses, or is entitled to receive a majority of the variable interest entities residual returns, or both. The adoption of AcG–15 did not result in any changes to the Corporation's financial statements.

Off–Balance Sheet Arrangements

The Corporation's only significant off–balance sheet arrangements are for gold forward sales contracts. These have been entered into with high–quality banking counterparties who engage in substantial derivative transactions with numerous third parties in addition to Northgate. The Corporation entered into these contracts for the purpose of guaranteeing minimum revenues from gold ounces produced and sold, as part of covenants contained in its syndicated project loan facility. At December 31, 2005, this facility and the associated gold hedges were unconditionally guaranteed by Brookfield, formerly a related party, to whom the Corporation pays a guarantee fee of 1% per year on the outstanding loan amount.

At December 31, 2005, Northgate had entered into a series of forward sales contracts for the sale of 139,000 ounces at an average price of $307 per ounce. These contracts were entered into in 2003 and mature on a monthly basis between May 2006 and December 2007.As these contracts mature, it is anticipated they will be settled financially and the resulting loss or gain will be taken into income. The unrealized loss on these forward sales contracts at year end 2005 was $32,964,000. The table below shows the number of ounces maturing annually in 2006 and 2007.

Year	Gold (ounces)
2006	52,000
2007	87,000
Total	139,000

The Corporation leases certain mining equipment under the terms of a long–term operating lease, which expires on August 31, 2009.Annual payments on this lease are $648,000.

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Related Party Transactions

During 2003, the Corporation carried on certain transactions with affiliates, which were conducted on normal business terms and in the ordinary course of business (see Note 13 to the consolidated financial statements). The most significant of these transactions were as follows:

  The sale of 100% of its concentrate production to Noranda Inc. (now known as Falconbridge Limited);

  A 1.62% royalty on payable metals to Brascan (now known as Brookfield Asset Management) on production from the Kemess South Mine; and

  A guarantee fee of 1% of the outstanding principal on the Corporation's syndicated credit facility, payable to Brascan.

During 2003, Northgate paid $3,304,000 in royalties, interest and guarantee fees to Brookfield. On November 24, 2003,when a Brookfield subsidiary sold its 41.5% interest in Northgate through a secondary offering, Noranda and Brookfield ceased to be related parties.

Non–GAAP Measures

The Corporation has included net cash costs of production per ounce of gold in the discussion of its results from operations, because it believes that these figures are a useful indicator to investors and Management of a mine's performance as they provide: (i) a measure of the mine's cash margin per ounce, by comparison of the cash operating costs per ounce to the price of gold; (ii) the trend in costs as the mine matures; and, (iii) an internal benchmark of performance to allow for comparison against other mines. However, cash costs of production should not be considered as an alternative to operating profit or net profit attributable to shareholders, or as an alternative to other Canadian or US GAAP measures and may not be comparable to other similarly titled measures of other companies.

A reconciliation of net cash costs per ounce of production to amounts reported in the statement of operations is shown below.
(Expressed in thousands of US$,	2005	2004	2003
except per ounce amounts)
Gold production (ounces)	279,965	303,474	294,118

Cost of sales	$185,077	$147,567	$121,566

Change in inventory	103	(1,961)	2,317

Other adjustments	—	—	308

Currency Hedging (losses)/gains	—	—	3,912

Gross copper & silver revenue	(127,787)	(104,637)	(63,691)

Total cash cost	57,393	40,969	64,412

Cash cost per ounce	$205	$135	$219

27 |

Consolidated
Financial Statements

Management's Responsibility

The accompanying consolidated financial statements are the responsibility of Management, have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") and, where appropriate, reflect Management's best estimates and judgment based on currently available information. The financial information presented elsewhere in the annual report is consistent with that in the consolidated financial statements.

The Corporation has developed and maintains adequate systems of internal accounting and administrative controls, consistent with reasonable cost. Such systems are designed to provide reasonable assurance that the financial information is relevant and reliable and that the Corporation's assets are appropriately accounted for and adequately safeguarded.

The Board of Directors of the Corporation is responsible for ensuring that Management fulfills its responsibilities for financial reporting and internal control, and is ultimately responsible for reviewing and approving the consolidated financial statements and the accompanying Management's Discussion and Analysis ("MD&A"). The Board carries out this responsibility principally through its Audit Committee.

The Audit Committee is appointed by the Board and none of its members are affiliated with the Corporation, nor are they involved in the daily operations of the Corporation. The Audit Committee meets periodically with Management and the external auditors to discuss internal controls, auditing matters and financial reporting issues, and to satisfy itself that the responsibilities of each party have been properly discharged. The Audit Committee also reviews the consolidated financial statements, MD&A and the external auditors' report. Fees and expenses for audit services are reviewed and the engagement or reappointment of the external auditors is also considered. The Audit Committee reports its findings to the Board and recommends approval of the consolidated financial statements for issuance to the shareholders.

The consolidated financial statements of the Corporation have been audited by KPMG LLP Chartered Accountants. Their report outlines the scope of their examination and opinion on the consolidated financial statements.

Kenneth G. Stowe	Jon A. Douglas
President &	Senior Vice President &
Chief Executive Officer	Chief Financial Officer

February 17, 2006

Auditors' Report to the Shareholders

We have audited the consolidated balance sheets of Northgate Minerals Corporation as at December 31, 2005 and 2004 and the consolidated statements of operations, retained earnings (deficit) and cash flows for each of the years in the three–year period ended December 31, 2005. These financial statements are the responsibility of the Corporation's Management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2005 and 2004 and the results of its operations and its cash flows for each of the years in the three–year period ended December 31, 2005 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants
Vancouver, Canada

February 17, 2006

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Consolidated | Balance Sheets
As at December 31, 2005 and 2004
(expressed in thousands of US dollars)	Note	2005	2004
ASSETS
Current Assets
Cash and cash equivalents		$50,639	$49,257
Concentrate settlements and other receivables		18,885	11,300
Inventory	2(c)	15,019	12,906
Deferred hedging loss	14	4,561	—
		89,104	73,463
Other assets	5	14,117	13,649
Future income tax asset	11	15,000	—
Mineral property, plant and equipment	6	177,966	180,669
		$296,187	$267,781
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Accounts payable and accrued liabilities		$19,556	$16,091
Current portion of capital lease obligations	7	4,215	4,854
Current portion of long–term debt	8	13,700	21,000
		37,471	41,945

Capital lease obligations	7	7,680	10,653
Long–term debt	8	—	22,500
Provision for site closure and reclamation obligations	9	26,193	21,149
Future income tax liability	11	1,229	—
		72,573	96,247

Shareholders' Equity	10
Common shares		195,565	177,464
Warrants		8,715	8,613
Contributed surplus		1,657	667
Retained earnings (deficit)		17,677	(15,210)
		223,614	171,534
		$296,187	$267,781

Commitments and contingencies (Notes 7 and 15)
The accompanying notes form an integral part of these consolidated financial statements.

On behalf of the Board of Directors,

Terrence A. Lyons, Director	Patrick D. Downey, Director

29 |

Consolidated | Statements of Operations
Years ended December 31, 2005, 2004 and 2003
(expressed in thousands of US dollars)	Note	2005	2004	2003

Revenue		$ 257,302	$ 232,797	$ 168,602

Cost of sales		185,077	147,567	121,566
Administrative and general		6,128	6,083	3,873
Depreciation and depletion		38,904	36,160	34,058
Net interest		2,391	3,049	3,611
Exploration		3,915	3,134	3,408
Currency translation losses (gains)		(790)	92	(1,089)
Accretion of site closure and reclamation costs		1,183	894	572
Other		496	(348)	(174)

		237,304	196,631	165,825

Earnings before income taxes		19,998	36,166	2,777
Income tax recovery (expense):	11
Current		(2,111)	(2,277)	(1,420)
Future		15,000	(2,634)	2,634

		12,889	(4,911)	1,214

Net earnings for the year		$ 32,887	$ 31,255	$ 3,991

Net earnings per share:
Basic		$ 0.16	$ 0.16	$ 0.02
Diluted		$ 0.16	$ 0.16	$ 0.02
Weighted average shares outstanding:
Basic		202,789,310	200,065,821	197,712,564
Diluted		202,858,866	200,567,253	198,621,170

Consolidated | Statements of Retained Earnings (Deficit)
Years ended December 31, 2005, 2004 and 2003		2005	2004	2003
(expressed in thousands of US dollars)
Deficit, at beginning of year		$ (15,210)	$ (46,465)	$ (50,456)
Net earnings for the year		32,887	31,255	3,991

Retained earnings (deficit), end of year		$ 17,677	$ (15,210)	$ (46,465)
The accompanying notes form an integral part of these consolidated financial statements.
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Consolidated | Statements of Cash Flows
Years ended December 31, 2005, 2004 and 2003	Note	2005	2004	2003
(expressed in thousands of US dollars)
CASH PROVIDED BY (USED IN)
Operations
Earnings for the year		$ 32,887	$ 31,255	$ 3,991
Non–cash items:
Depreciation and depletion		38,904	36,160	34,058
Non–controlling interest		—	—	19
Unrealized currency translation losses		56	406	858
Accretion of site closure and reclamation costs		1,183	894	572
Amortization of deferred hedging loss		5,585	—	—
Amortization of deferred charges		1,305	934	871
Stock–based compensation		845	512	248
Future income tax expense (recovery)		(15,000)	2,634	(2,634)
Change in fair value of forward contracts		755	—	—
Other		1	95	—
		66,521	72,890	37,983
Changes in non–cash operating working capital:
Concentrate settlements and other receivables		(7,558)	1,751	(5,135)
Inventories		(2,113)	(706)	(3,511)
Accounts payable and accrual liabilities		2,723	872	(436)
Settlement of forward contracts		(10,146)	—	—
Reclamation costs paid		(388)	—	—
		49,039	74,807	28,901
Investments
Purchase of other assets		(852)	(819)	(689)
Purchase of mineral property, plant and equipment		(12,697)	(17,519)	(12,914)
Proceeds on sale of property		171	—	—
Net cash acquired on acquisition of Young–Davidson Mines, Limited	3(a)	123	—	—
		(13,255)	(18,338)	(13,603)
Financing
Repayment of capital lease obligation		(4,959)	(4,111)	(3,133)
Repayment of long–term debt		(29,800)	(12,000)	(9,000)
Issuance of common shares and warrants		357	1,156	177
Repayment of capital securities		—	—	—
		(34,402)	(14,955)	(11,956)
Increase in cash and cash equivalents		1,382	41,514	3,342
Cash and cash equivalents, beginning of year		49,257	7,743	4,401
Cash and cash equivalents, end of year		$ 50,639	$ 49,257	$ 7,743
Supplementary Information:
Cash paid during the year for:
Interest		$ 4,204	$ 2,990	$ 2,558
Non–cash financing activities:
Purchase of mineral property, plant and equipment by assumption of
capital lease obligations		$ 1,347	6,498	$ 3,707
Issuance of common shares and other securities on
Young–Davidson Mines, Limited acquisition	3(a)	$ 17,990	$ —	$ —
Issuance of common shares for acquisition of non–controlling interest
in Kemess Mines Ltd.	3(b)	$ —	$ —	$ 6,790
The accompanying notes form an integral part of these consolidated financial statements.

31 |

Notes to | Consolidated Financial Statements

Years ended December 31, 2005, 2004 and 2003
(All dollar amounts are stated in United States dollars unless otherwise indicated. Tables are expressed in thousands of United States dollars, except share and per share amounts)

Note 1     Nature of Operations

Northgate Minerals Corporation ("Northgate" or the "Corporation") is engaged in gold and copper mining and related activities including exploration, development and processing. Northgate's principal assets are its 100% interest in the Kemess South Mine, the Kemess North Project, and the exploration claims held within Young–Davidson Mines, Limited.

Note 2     Significant Accounting Policies

(a) Basis of Presentation

These consolidated financial statements have been prepared in accordance with accounting principles and practices that are generally accepted in Canada, which conform, in all material respects, with accounting principles and practices generally accepted in the United States, except as disclosed in Note 16. The results of Young–Davidson Mines, Limited are included from the date of acquisition [Note 3(a)]. The consolidated financial statements include the accounts of the Corporation and its subsidiary companies. All material inter–company balances and transactions have been eliminated.

Effective January 1, 2005, the Corporation adopted the new CICA Accounting Guideline 15 "Consolidation of Variable Interest Entities"("AcG–15").The new guidance establishes when a company should consolidate a variable interest entity and requires a variable interest entity to be consolidated if a company is at risk of absorbing the variable interest entity's expected losses, or is entitled to receive a majority of the variable interest entities residual returns, or both. The adoption of AcG–15 did not result in any changes to the Corporation's financial statements.

Except as otherwise noted, these financial statements are expressed in United States dollars. The US$/CDN$ exchange rate as at December 31, 2005 was $0.86 (2004 – $0.83) and the average rate for the year ended December 31, 2005 was $0.83 (2004 – $0.77;2003 – $0.71).

(b) Cash Equivalents

Cash equivalents are highly liquid investments, such as term deposits with major financial institutions, having a term to maturity of three months or less at acquisition that are readily convertible to specified amounts of cash.

(c) Inventory

Concentrate inventory is valued at the lower of cost, on a first–in, first–out basis, and net realizable value. The cost of concentrate inventory includes mining, crushing, mill processing and other direct costs associated with producing the inventory. Supplies inventory, which includes the cost of consumables used continuously in operations, such as fuel, grinding media, chemicals and spare parts, is stated at the lower of average cost or replacement cost.

(d) Mineral Property, Plant and Equipment

Mineral property acquisition and mine development costs are deferred on a property–by–property basis and amortized using the unit–of–production method based on estimated proven and probable recoverable reserves.

Plant and equipment is stated at cost less accumulated depreciation. Milling assets are amortized using the unit–of–production method based on estimated proven and probable recoverable reserves expected to be processed through the mill. Amortization for all other equipment is provided using the straight–line method over the estimated useful life of the related assets. Estimated useful lives for mining equipment and major asset categories range from three to seven years. Replacements and major improvements are capitalized.

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Expenditures incurred on non–producing properties identified as having development potential, as evidenced by a positive economic analysis of the project, are deferred on a project–by–project basis. Exploration expenditures on properties not sufficiently advanced to identify their development potential are expensed as incurred.

(e) Impairment of Long–Lived Assets

The Corporation tests for impairment of long–lived assets, such as mineral property, plant and equipment, when events or circumstances indicate that impairment exists. Long–lived assets are impaired if the undiscounted cash flows expected to be earned from their use is less than their carrying amount, at which time long–lived assets are written down to their fair value.

(f) Site Closure and Reclamation Costs

Minimum standards for site closure and mine reclamation have been established by various governmental agencies that affect certain operations of the Corporation. The Corporation recognizes all statutory, contractual or other legal obligations, related to the retirement of tangible long–lived assets when such obligations are incurred, if a reasonable estimate of fair value can be made. These obligations are measured initially at fair value and the resulting costs capitalized into the carrying value of the related asset. In subsequent periods, the liability is adjusted for the accretion of the discount and any changes in the amount or timing of the underlying future cash flows. The asset retirement cost is amortized to operations over the life of the asset.

(g) Revenue Recognition

The Corporation recognizes revenue from the sale of its concentrate upon transfer of title and delivery which occurs on receipt of provisional payment from the buyer, typically within seven days of the date that concentrate is loaded into railcars for shipment to the receiving smelter. Sales of gold–copper concentrate are based on specific sales agreements and are subject to adjustment upon final settlement of shipment weights, assays and metal prices. Such adjustments to revenue are recorded in the period of final settlement.

(h) Reporting Currency and Foreign Currency Translation

The Corporation's primary currency of measurement and display is the United States dollar. Monetary assets and liabilities denominated in other than United States dollars are translated at the exchange rate in effect at the balance sheet date with gains or losses included in earnings. Revenues and expenses denominated in other than United States dollars are translated at rates of exchange in effect during the period. Gains and losses on translation are included in results from operations for the period.

(i) Stock–Based Compensation

The Corporation measures stock–based compensation related to stock options granted to directors, employees and non–employees on or after January 1, 2002 at fair value and recognizes the compensation expense over the vesting period, with a corresponding credit to contributed surplus.

Any consideration paid by directors, employees and non–employees on exercise of stock options is credited to share capital, together with the proportionate share of related stock–based compensation included in contributed surplus. Compensation costs associated with the Corporation's ESPP is recognized based on the fair value of the shares the Corporation is required to contribute.

(j) Future Income Taxes

The Corporation uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on differences between the financial statement carrying values of existing assets and liabilities and their respective income tax bases (temporary differences) and loss carry forwards. Future income tax assets and liabilities are measured using the tax rates expected to be in effect when the temporary differences are likely to reverse. The effect on future income tax assets and liabilities of a change in tax rates is included in operations in the period in which the change is substantively enacted. The amount of future income tax assets recognized is limited to the amount of the benefit that is more likely than not to be realized.

33 |

(k) Estimates

The preparation of consolidated financial statements requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of Management estimates relate to the determination of mineral reserves, receivables from sales of concentrate and values of concentrate in inventory and in transit, site closure and reclamation obligations, impairment of assets, useful lives for depreciation and depletion, and valuation allowances for future income tax assets. Actual results could differ from those estimates.

(l) Earnings per Share

Basic earnings per share is computed by dividing earnings available to common shareholders by the weighted average number of common shares outstanding during the period. Earnings available to common shareholders equal net earnings, adjusted for charges against retained earnings for certain preferential items. The Corporation uses the treasury stock method to compute the dilutive effects of stock options and warrants and the "if converted" method for convertible securities. Under the treasury stock method, the calculation of diluted earnings per share assumes that the proceeds to be received on the exercise of stock options and warrants are applied to repurchase common shares at the average market price for the period. The weighted average number of common shares is adjusted for the net increase in common shares issued on the exercise of stock options and warrants over the shares assumed to be repurchased. Stock options and warrants are included in the calculation of dilutive earnings per share only to the extent that the market price of the common shares exceed the exercise price of the stock options. Under the "if converted" method, convertible securities are assumed to be converted at the beginning of the period and the resulting potential common shares are included in the outstanding common shares at the end of the period. When there is a loss for a period, the potential shares to be issued are not included in the computation of diluted earnings per share, as the result would be anti–dilutive. For purposes of fully diluted earnings per share calculations, 38,182,338 warrants (2004 – 38,182,338; 2003 – 38,838,388) and 2,996,000 options (2004 – 2,789,768;2003 – 2,005,758) were excluded from the calculations of weighted average shares outstanding as the exercise prices exceeded the average market price of the Corporation's shares.

(m) Derivative Financial Instruments

The Corporation utilizes derivative financial instruments to reduce cash flow risk relating to gold and copper sales and foreign currency risk on Canadian dollar operating costs.

The Corporation recognizes derivative financial instruments on a marked–to–market basis unless the instrument qualifies for hedge accounting. For instruments to which hedge accounting is applied, the Corporation formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives to specific firm commitments or forecasted transactions. The Corporation also formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

Gains and losses on forward sales contracts used to hedge anticipated future sales and which qualify for hedge accounting are recognized as an adjustment to the revenues when the sales contracts are settled. Foreign exchange translation gains and losses on foreign currency denominated derivative financial instruments, which qualify for hedge accounting, used to hedge anticipated Canadian dollar denominated operating costs, are recognized as an adjustment to those costs when the contracts are settled.

(n) Comparative Figures

Certain comparative figures have been reclassified to conform to the presentation adopted in the current year. Specifically, concentrate transportation, treatment and refining costs, smelter deductions and royalties previously netted against revenues have been reclassified to cost of sales as Management believes that netting these costs against revenues is no longer appropriate under current Canadian GAAP. For the years ended December 31, 2004 and 2003,$43,845 and $37,179 respectively was reclassified, increasing revenue and cost of sales.

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Note 3     Acquisitions

(a) Acquisition of Young–Davidson Mines, Limited

Effective November 2, 2005, the Corporation, acquired all of the outstanding common shares of Young–Davidson Mines, Limited ("Young–Davidson"), a Canadian public company. Young–Davidson's major asset is an advanced–exploration stage gold project located just west of the village of Matachewan and approximately 60 kilometres west of the town of Kirkland Lake, Ontario ("the Matachewan Project"). After receiving regulatory and Young–Davidson shareholder approvals, the acquisition was effected by an amalgamation of Young–Davidson with a wholly–owned subsidiary of the Corporation. Under the terms of the amalgamation, each outstanding Young–Davidson common share was exchanged for 0.7212 shares of the Corporation. The amalgamation agreement provided that each outstanding Young–Davidson common share purchase warrant and stock option was exercisable into common share purchase warrants and stock options of the Corporation at a similar exchange ratio, after adjusting the exercise prices for the exchange ratio noted.

The acquisition has been accounted for as an asset acquisition as the operations of Young–Davidson do not meet the definition of a business under Canadian GAAP. The consideration given and the fair value of the assets acquired and liabilities assumed at the date of acquisition are as follows:

Consideration given:
13,104,687 common shares	$17,545
314,522 common share purchase warrants	102
432,720 stock options	343
Transaction costs	164
$18,154

Net assets acquired:
Cash and cash equivalents	$287
Accounts receivable	27
Other assets – reclamation bond	217
Mineral property	19,012
19,543
Accounts payable and accrued liabilities	(175)
Future income tax liability	(1,214)
$18,154

The common shares issued were valued using the closing share price of the Corporation on November 2, 2005. The fair value of the common share purchase warrants and stock options were valued using the Black–Scholes Option Pricing Model with the following weighted average assumptions: risk free interest rate – 2.5%; annual dividends – nil; expected stock price volatility – 48%;expected life – 1.8 years.

The results of operations of Young–Davidson have been included in the consolidated financial statements of the Corporation from November 2, 2005.

(b) Acquisition of Kemess Mines Ltd.

On February 14, 2003, the Corporation completed the acquisition of the remaining 5% minority interest in Kemess Mines Ltd. from Royal Oak Ventures Inc. As consideration, the Corporation issued 7,186,000 common shares of the Corporation. This acquisition was accounted for by the purchase method of accounting with the assigned value of the consideration of $6,790,000,being allocated as follows:

Mineral property, plant and equipment	$3,378
Non–controlling interest	3,412
$6,790

35 |

Note 4     Inventory

	2005	2004
Concentrates and metals	$5,126	$5,716
Supplies	9,893	7,190
	$15,019	$12,906

Note 5 Other Assets
	2005	$2004
Restricted cash	$13,086	11,632
Deferred financing and lease charges, net of amortization of $4,834 (2004 – $3,529)	1,031	2,017
	$14,117	$13,649

Restricted cash consists of CDN$15,000,000 (2004 – CDN$14,000,000) of cash and short–term deposits pledged by a subsidiary of the Corporation relating to site closure and reclamation obligations at the Kemess South Mine (Note 9).

Note 6     Mineral Property, Plant and Equipment
		Accumulated	Net Book
2005	Cost	Depreciation & Depletion	Value
Mineral property	$44,466	$—	$44,466
Plant and equipment	292,951	159,451	133,500
	$337,417	$159,451	$177,966

		Accumulated	Net Book
2004	Cost	Depreciation & Depletion	Value
Mineral property	$23,793	$—	$23,793
Plant and equipment	277,423	120,547	156,876
	$301,216	$120,547	$180,669

Mineral property costs as at December 31, 2005 and 2004 include acquisition costs and deferred development costs for the Kemess North Project and the Young–Davidson mineral property interest. These costs are not currently being amortized.

Note 7     Lease Obligations
	2005	2004
Future capital lease obligations	$13,112	$17,564
Less: interest	(1,217)	(2,057)
Present value of capital lease obligations	11,895	15,507
Less: current portion	(4,215)	(4,854)
	$7,680	$10,653

Kemess Mines Ltd. has obligations under capital leases for mobile mining equipment with remaining terms ranging from one to four years.

Future capital lease principal payments as of December 31, 2005,are as follows:
2006	$4,215
2007	4,117
2008	3,281
2009	282

| 36

The Corporation also leases equipment under a long–term operating lease that expires on August 31, 2009. The annual payment for this lease is $648,000, except in 2009 it is $486,000. The aggregate lease payments to the expiry date are $2,430,000.

Note 8     Long–Term Debt
	2005	2004
Project loan	$13,700	$43,500
Less: current portion	13,700	21,000
	$—	$22,500

The project loan facility currently bears interest at LIBOR plus 1% and is secured by a fixed and floating charge over all of the assets of the Kemess South Mine and is fully guaranteed by Brookfield until the mine passes its completion test. In consideration for providing this guarantee, Kemess Mines Ltd. pays Brookfield a fee of 1% per annum on the outstanding loan balance. Under this project loan, Kemess Mines Ltd. has agreed to maintain certain gold forward sales commitments over the term of the loan [Note 14(A)].

Note 9     Site Closure and Reclamation Obligations

Minimum standards for mine reclamation have been established by Federal and Provincial governmental agencies. Under current regulations, Kemess Mines Ltd. is required to meet performance standards to minimize environmental impacts from operations and to perform site restoration and other closure activities.

Provisions for site closure and reclamation costs are based on known requirements. The exact nature of environmental control concerns, if any, that may be encountered in the future cannot be predicted with certainty, because environmental requirements currently established by government agencies may change.

The continuity of the provision for site closure and reclamation costs is as follows:
	2005	2004	2003
Balance, beginning of year	$21,149	$15,983	$8,996
Effect of change in estimated future cash flows	3,248	—	—
Site closure and reclamation liability incurred	250	2,933	3,979
Accretion expense	1,182	894	572
Reclamation costs paid	(388)	—	—
Effect of foreign exchange	752	1,339	2,436
Balance, end of year	$26,193	$21,149	$15,983

The expected undiscounted site closure costs used in the determination of this provision total of $33.1 million (2004 and 2003 – $28.2 million) are expected to be spent over a period of three years beginning in 2009 after the reserves of the Kemess South pit are depleted.

The credit–adjusted risk free rate at which the estimated future cash flows have been discounted is 5.625% (2004 – 5.625%; 2003 – 5.625%) and the inflation rate used to determine future expected cost is 2% (2004 – 2%; 2003 – 2%).

At December 31, 2005, Kemess Mines Ltd. had a security bond of CDN$15,000,000 posted in connection with its reclamation permit for the Kemess South Mine (Note 5). During 2002, Kemess Mines Ltd. and the Government of British Columbia amended the reclamation permit such that Kemess Mines Ltd. agreed to provide additional security installments of CDN$1,000,000 on December 31st of each year from 2003 to 2008, with a final amount of CDN$800,000 due on December 31, 2009.

37 |

Note 10     Shareholders' Equity

	2005	2004
Common shares [A (ii)]	$195,565	$177,464
Warrants [B]	8,715	8,613
Contributed surplus [C]	1,657	667
Retained earnings (deficit)	17,677	(15,210)
	$223,614	$171,534

A. Share Capital

(i) Authorized

100,000,000,000,000 Class A preference shares, without par value, of which 100,000,000,000 have been designated Series I and 100,000,000,000 as Series 2.

100,000,000,000,000 Class B preference shares, without par value.

100,000,000,000,000 common shares, without par value.

(ii) Common Shares
	No. of Shares	Amount
Balance, December 31, 2002	191,273,615	$169,212
Issued during the year:
For acquisition of non–controlling interest in Kemess Mines Ltd. [Note (3b)]	7,186,000	6,790
On exercise of options [C]	300,300	207
Share issuance costs	—	(30)
Balance, December 31, 2003	198,759,915	176,179
Issued during the year:
Pursuant to Employee Share Purchase Plan [D]	20,035	34
On exercise of options [C]	211,100	302
On exercise of share purchase warrants	1,500,000	949
Balance, December 31, 2004	200,491,050	$177,464
Issued during the year:
Pursuant to Employee Share Purchase Plan [D]	269,509	360
On exercise of options [C]	146,000	196
Pursuant to the purchase of Young–Davidson [Note (3a)]	13,104,687	17,545
Balance, December 31, 2005	214,011,246	195,565

In 2004, the Corporation issued 1,500,000 common shares to Brookfield at CDN$0.84 per share on exercise of 1,500,000 share purchase warrants issued to Brookfield in 2000 in connection with the Corporation's acquisition of the Kemess Convertible Royalty.

B. Common Share Purchase Warrants
Exercise Price	Expiry Date	Number
Northgate Warrants
CDN$3.00	December 28, 2006	17,857,135
CDN$3.00	December 28, 2006	20,325,203
		38,182,338
Warrants Assumed upon purchase of Young–Davidson
CDN$0.90	January 25, 2006	54,090
CDN$1.53	August 8, 2006	200,333
CDN$1.25	August 8, 2006	40,066
CDN$1.53	August 8, 2006	20,033
		314,522

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C. Employee Stock Option Plan

The Corporation has a stock option plan pursuant to which it can issue up to 9,710,752 common shares to directors, employees and consultants. Stock options are granted at the discretion of the Board of Directors at exercise prices based on the market price of the Corporation's common shares at the date of the grant of the stock options. In no instance may the exercise price be less than the market price of the common shares at the time of the option being granted. Options may not be granted with exercise periods longer than ten years. Vesting is at the discretion of the Board of Directors.

The continuity of options granted and outstanding under the stock option plan is as follows:
		2005		2004		2003
		Average		Average		Average
		Exercise		Exercise		Exercise
		Price		Price		Price
	Number	(CDN$)	Number	(CDN$)	Number	(CDN$)
Balance, beginning of year	3,291,200	$ 2.02	2,084,200	$ 1.39	991,000	$ 0.98

Granted	1,275,000	1.71	1,470,000	2.79	1,429,500	1.59

Pursuant to acquisition (Note 3A)	432,720	0.69	—	—	—	—

Exercised	(146,000)	0.95	(211,100)	1.06	(300,300)	0.69

Cancelled	(129,600)	2.12	(51,900)	1.64	(36,000)	1.27

Balance, end of year	4,723,320	$ 1.87	3,291,200	$ 2.02	2,084,200	$ 1.39

Exercisable	2,363,720	$ 1.65	1,185,300	$ 1.70	670,200	$ 1.25

Details of the options outstanding as at December 31, 2005 are as follows:
Exercise Price	Expiry Date	Outstanding	Exercisable
CDN$0.90	January 15, 2006	60,000	60,000
CDN$0.75	April 20, 2006	140,000	140,000
CDN$1.45	February 21, 2007	124,000	96,000
CDN$0.69	June 21, 2007	432,720	432,720
CDN$1.84	February 27, 2008	410,600	228,000
CDN$1.45	May 9, 2008	850,000	550,000
CDN$1.40	July 1, 2008	50,000	30,000
CDN$2.88	February 25, 2011	1,191,000	480,000
CDN$2.49	May 7, 2011	55,000	22,000
CDN$2.21	May 25, 2011	150,000	60,000
CDN$2.38	September 23, 2011	25,000	10,000
CDN$1.79	January 26, 2012	865,000	173,000
CDN$1.78	February 24, 2012	300,000	68,000
CDN$1.47	April 28, 2012	50,000	10,000
CDN$1.49	October 20, 2012	20,000	4,000
		4,723,320	2,363,720

During the year ended December 31, 2005, the Corporation recognized stock–based compensation expense of $725,000 (2004 – $512,000;2003 – $248,000) based on the fair value of options granted and vested during the year. The weighted average fair value of options granted in 2005 was $0.77 (2004 – $1.44;2003 – $0.65) per share. The fair value of share options was estimated using the Black–Scholes option–pricing model with the following assumptions:
	2005	2004	2003
Risk–free interest rate	2.5%	2.5%	2.5%
Annual dividends	—	—	—
Expected stock price volatility	56%	54%	57%

39 |

The expected life of the options used in the option–pricing model were determined as one–half of their term to expiry.

D. Employee Share Purchase Plan

On October 26, 2004, the Compensation Committee of the Board of Directors approved the activation of a pre–existing ESPP. Under the terms of the ESPP, full–time employees of the Corporation and its subsidiary can buy treasury shares of the Corporation at the current market price for up to 5% of their base salary and the Corporation contributes additional shares in an amount equal to 50% of the employees' contribution.

Note 11     Income Taxes

Income tax expense (recovery) differs from the amount, which would result from applying the statutory Canadian income tax rate for the following reasons.
	2005	2004	2003
Earnings before taxes	$19,998	$36,166	$2,777
Canadian income tax rate	39.02%	40.62%	41.62%
Tax based on statutory income tax rate	$7,803	$14,691	$1,156
Expenses not deductible or income not taxable	1,493	455	(1,204)
Effect of resource allowance	(2,835)	(5,731)	(3,988)
Change in valuation allowance and tax rates	(17,969)	(4,782)	(3)
Effect of foreign exchange	(3,492)	(1,999)	1,405
Mining taxes	2,111	2,277	1,420
Income tax expense (recovery)	$(12,889)	$4,911	$(1,214)

The tax effects of temporary differences that give rise to significant portions of the future tax assets and future tax liabilities are presented below:
Future income tax assets and liability	2005	2004
Future income tax assets:
Non–capital loss carry forwards	$20,784	$18,621
Net capital loss carry forwards	25,388	25,675
Mineral property, plant & equipment and Canadian resource reductions	—	13,509
Reclamation liabilities	8,875	7,533
BC mineral tax deductions	36,335	38,270
Other	240	—
Total future income tax assets	91,622	103,608
Valuation allowance applied	(74,994)	(103,608)
	16,628	—
Future income tax liabilities:
Mineral property, plant & equipment and Canadian resource reduction	(2,857)	—
Net future income tax asset	$13,771	$—
Allocated as follows:
Future income tax asset	$15,000	$—
Future income tax liability	(1,229)
Net future income tax asset	$13,771	$—

At December 31, 2005, the Corporation and its subsidiaries have non–capital losses of approximately CDN$88,931,000 available for Canadian income tax purposes, which are due to expire from 2006 to 2015 taxation years. In addition, the Corporation has approximately CDN$173,600,000 of capital losses for Canadian tax purposes available indefinitely to reduce taxes payable on future capital gains.

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Note 12     Segmented Information

The Corporation considers itself to operate in a single segment being gold and copper mining and related activities including exploration, development, mining and processing. All mineral property, plant and equipment are located in Canada.

Note 13     Related Party Transactions

In the ordinary course of business, the Corporation carries on certain transactions with its affiliates, which are conducted on normal business terms. During the year ended December 31, 2003, the Corporation paid a total of $3,304,000, in interest, royalties and guarantee fees to Brookfield and its affiliates. As of November 24, 2003, Brookfield and its affiliates are no longer related parties to the Corporation. During 2002, the Corporation entered into a multi–year smelter contract whereby substantially all of the Corporation's concentrates are processed by Falconbridge (formerly Noranda Inc., and a former affiliate of Brookfield).

Note 14     Financial Instruments

A. At December 31, 2005, Kemess Mines Ltd. had forward sales commitments with major financial institutions to deliver 139,000 (2004 – 261,000) ounces of gold at an average accumulated price of $307 (2004 – $307) per ounce. These forward sales commitments are in the form of forward sales contracts maturing at various dates between May 26, 2006 and December 31, 2007. The unrealized loss on these forward contracts at December 31, 2005 was approximately $32,964,000 (2004 – $37,376,000).In May 2005,the Corporation closed out 79,750 ounces of its hedge book at a cost of $10,146,000.In accordance with Accounting Guideline 13,"Hedging Relationships", losses associated with the early settlement of these contracts were deferred and amortized over the same period as the forward sales contracts were originally scheduled for settlement. Of the 79,750 ounces of gold forward sales contracts closed out in May 2005, 35,000 ounces were originally scheduled to be closed out during 2006 and at December 31, 2005 the deferred hedging loss of $4,561,000 resulting from closing out these contracts remained deferred and will be amortized during the first five months of 2006.

In the fourth quarter of 2005, the Corporation entered into forward sales contracts with a major financial institution to fix the price for copper delivered prior to December 31, 2005, for which final settlement had not occurred. A total volume of 13,375 metric tonnes of copper were sold forward using LME contracts maturing from January 2006 through May 2006 at an average forward price of $1.98 per pound. The Corporation also entered into separate forward purchase contracts with the same institution to repurchase its forward sales position at monthly average cash LME prices over the same period. The volume of forward sales and purchases in each future contract month match the expected future pricing periods for unsettled copper delivered to Falconbridge prior to December 31, 2005, under a multi–year concentrate sales agreement. The copper forward sales and purchase contracts are being recognized on a marked–to–market basis. The fair value of these contracts at December 31, 2005 was a net loss of $755,000.

B. The carrying value of cash and cash equivalents, accounts receivable, restricted cash, accounts payable and accrued liabilities approximates fair value due to their short terms to maturity or ability to readily convert to cash. The carrying value of capital lease obligations and long–term debt approximates fair value based on market rates of interest.

C. The Corporation monitors the financial condition of its customers and counter–parties to contracts and considers the risk of material loss to be remote.

Note 15     Commitments and Contingencies

In January and February of 2006, the Corporation entered into agreements to purchase a total of 14,675,000 litres of low–sulphur diesel fuel from a supplier, at a fixed price, for delivery during 2006. The quantity of fuel purchased represents approximately 66% of the Kemess Mine's expected consumption during the year.

The Corporation has been named along with 20 other parties in a suit brought by the Regional Water Quality Control Board for the Central Valley Region of California, alleging environmental violations in connection with an inactive gold mine located in Tuolumne County, California, known as the Jamestown Mine. The trial is currently scheduled to commence on November 7, 2006.Management believes the suit to be without merit and has been vigorously defending the claim for several years. As the outcome of the suit is not yet determinable, no amounts have been accrued as of December 31, 2005.

41 |

The Corporation's interest in the Kemess South Mine is subject to a 1.62% royalty on the value of payable metals produced.

For the ongoing construction of a tailings dam, the Corporation is committed to spending $2,640,000 in 2006.

The Corporation has signed an option joint–venture agreement with Rimfire Minerals Corporation for the RDN Property in north–western British Columbia. Under the terms of the agreement, the Corporation is committed to spend CDN$1 million on exploration at the RDN Property in 2006.

Note 16     Differences Between Canadian and United States Generally Accepted Accounting Principles

Accounting practices under Canadian and United States ("US") generally accepted accounting principles ("GAAP"), as they affect the Corporation, are substantially the same, except for the following:

A. Mineral Properties

The United States Securities and Exchange Commission staff have indicated that their interpretation of the Statement of Financial Accounting Standards No. 144 ("SFAS 144"),"Accounting for the Impairment or Disposal of Long–Lived Assets" requires mineral property costs be expensed as incurred until commercially mineable deposits are determined to exist within a particular property, as cash flows cannot be reasonably estimated prior to such determination. During the year ended December 31, 2005, the Corporation incurred $1,662,000 (2004 – $4,063,000; 2003 – $2,430,000) in costs associated with a property which did not meet this criteria. Accordingly, for US GAAP purposes, these costs would be expensed as incurred.

B. Accounting for Site Closure and Reclamation Costs

For Canadian GAAP, effective January 1, 2004, the Corporation adopted HB 3110, which is substantially the same as Statement of Financial Accounting Standards 143 "Accounting for Asset Retirement Obligations" ("SFAS 143"), which applies to legal obligations associated with the retirement of a long–lived asset that result from the acquisition, construction, development and/or the normal operation of a long–lived asset. The Corporation adopted HB 3110 retroactively and restated prior period consolidated financial statements.

Under US GAAP, adoption of SFAS 143 was required effective January 1, 2003, and resulted in a charge to earnings for the year ended December 31, 2003 for the cumulative effect of the change in accounting principle. Accordingly, there would be an increase in earnings for the year ended December 31, 2003 of $875,000 as the cumulative effect of adoption of SFAS 143. The balance sheets as at December 31, 2005 and 2004 and results from operations for the year ended December 31, 2005 and 2004 would be the same for Canadian and US GAAP purposes.

C. Stock–Based Compensation

Statement of Financial Accounting Standards No. 123 ("SFAS 123") requires that stock–based compensation be accounted for based on a fair value methodology, although for employee and director stock–based compensation, it allows the application of the intrinsic value method with the pro forma fair value effects to be disclosed in the notes to the consolidated financial statements rather than in the statement of operations. Statement of Financial Accounting Standard No. 148 ("SFAS 148") provides for transitional rules for companies who adopt the fair value method of accounting for stock–based compensation related to stock options. Effective January 1, 2003, the Corporation voluntarily adopted the fair value method of accounting for Canadian GAAP purposes. For US GAAP, the Corporation adopted the transitional provisions of SFAS 148 effective January 1, 2003. For Canadian GAAP, the Corporation accounted for the change in accounting policy retroactively with restatement of the results of operations for 2002.For US GAAP, the Corporation adopted SFAS 148 prospectively for all options granted on or after January 1, 2003. Accordingly, under US GAAP, contributed surplus and deficit as at December 31, 2005 and 2004, would each be reduced by $36,000.

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D. Financing Fee

In 2000, the Corporation issued 1,500,000 warrants to Brookfield relating to advisory services and financing provided in connection with the acquisition of the Kemess Convertible Royalty. Under US GAAP, the granting of these warrants would be considered a financing fee with the fair value being a cost associated with the acquisition. The effect of this change at December 31, 2005 would be to increase mineral property and shareholders' equity each by $480,000 (2004 – $480,000).

E. Derivative Financial Instruments

Statement of Financial Accounting Standards No. 133 ("SFAS 133"), "Accounting for Derivative Instrument and Hedging Activities" and the corresponding amendments under US GAAP require that all derivative financial instruments, which do not qualify as a hedge under SFAS 133, be recognized in the consolidated financial statements and measured at fair value regardless of the purpose or intent for holding them, with changes in the fair value of derivative financial instruments recognized in earnings.

The Corporation has disclosed the fair value of gold forward sales contracts in Note 14(A). Although the contracts are considered to be effective economic hedges and they have been accounted for as hedges for Canadian GAAP purposes, the Corporation elected not to complete the required designation and effectiveness assessment and documentation to achieve hedge accounting under US GAAP until January 1, 2004, when it was required to do so under Canadian GAAP. As a result of the difference between Canadian and US GAAP existing prior to January 1, 2004, the Corporation elected not to use hedge accounting for these gold forward sales contracts under US GAAP. Application of US GAAP at December 31, 2005 would decrease mineral property costs and deferred hedged loss by $3,517,000 (2004 – $3,517,000) and $4,561,000 (2004 – Nil) respectively, increase the fair value of derivative instruments by $32,964,000 (2004 – $37,376,000) and result in fair value adjustments in the statements of operations of $149,000 [2004 – $3,082,000;2003 – ($26,322,000)],which would be included in the measurement of earnings.

The Corporation has entered into a series of copper forward sales and forward purchase contracts that are being recognized for Canadian GAAP purposes on a marked–to–market basis, consistent with US GAAP. Accordingly, no difference results.

F. Flow–Through Shares

For US GAAP, a premium received by the Corporation on the issuance of flow–through shares, which is in excess of the fair value of common shares, is required to be credited to liabilities and included in operations over the period in which the Corporation incurs the qualified expenditures. During 2002,total flow–through share premiums received were $585,000,of which $245,000 related to qualified expenditures made in 2003.

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G. GAAP Reconciliation

The effect of the above differences between Canadian GAAP and US GAAP on the significant captions on the Corporation's balance sheets, statements of operations and statements of cash flows is summarized as follows:
Consolidated balance sheets effect	Note	2005	2004
Shareholders' equity under Canadian GAAP		$223,614	$171,534
Adjustments to US GAAP for:
Deferred mineral property costs	A	(8,155)	(6,493)
Financing fee	D	480	480
Derivative instruments & hedging activities	E	(41,042)	(40,893)
Acquisition of non–controlling interest		777	888
Shareholders' equity under US GAAP		$175,764	$125,516

Assets under Canadian GAAP		$296,187	$267,781
Adjustments to US GAAP for:
Deferred mineral property costs	A	(8,155)	(6,493)
Financing fee	D	480	480
Derivative instruments & hedging activities	E	(8,078)	(3,517)
Acquisition of non–controlling interest		777	888
Assets under US GAAP		$281,211	$259,139

Liabilities under Canadian GAAP		$72,573	$96,247
Adjustments to US GAAP for:
Derivative instruments & hedging activities	E	32,964	37,376
Liabilities under US GAAP		$105,537	$133,623

Consolidated statements of operations effect	Note	2005	2004	2003
Earnings (loss) for the year under Canadian GAAP		$32,887	$31,255	$3,991
Adjustments to US GAAP for:
Deferred mineral property costs	A	(1,662)	(4,063)	(2,430)
Site closure and reclamation costs	B	—	—	875
Derivative instruments & hedging activities	E	(149)	3,082.	(26,322)
Premium on flow–through shares	F	—	—	245
Non–controlling interest		(111)	(129)	(112)
Income (loss) for the year under US GAAP		$30,965	$30,145	$(23,753)

Consolidated statements of cash flows effect		2005	2004	2003
Cash provided by operations under Canadian GAAP		$49,039	$74,807	$28,901
Adjustments to US GAAP for deferred mineral property costs	A	(1,662)	(4,063)	(2,430)
Cash provided by operations under US GAAP		$47,377	$70,744	$26,471
Cash used in investments under Canadian GAAP		$(13,255)	$(18,337)	$(13,603)
Adjustments to US GAAP for deferred mineral property costs	A	1,662	4,063	2,430
Cash used in investments under US GAAP		$(11,593)	$(14,274)	$(11,173)
Cash provided by (used in) financing under Canadian and US GAAP		$(34,402)	$(14,956)	$(11,956)

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In addition, under US GAAP, a sub–total indicating cash flow from operations before changes in non–cash working capital would not be presented on the consolidated statements of cash flows.

Presentation of the Corporation's balance sheets and statements of operations and retained earnings (deficit) under US GAAP would be as follows:

Consolidated Balance Sheets
Years ended December 31, 2005 and 2004 (expressed in thousands of US dollars)	2005	2004

ASSETS
Current Assets
Cash and cash equivalents	$50,639	$49,257
Concentrate settlements and other receivables	18,885	11,300
Inventory	15,019	12,906
	84,543	73,463
Other assets	14,117	13,649
Future income tax asset	15,000	—
Mineral property, plant and equipment	167,551	172,027
	$281,211	$259,139
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$19,556	$16,091
Current portion of capital lease obligations	4,215	4,854
Current portion of long–term debt	13,700	21,000
	37,471	41,945
Fair value of derivative financial instruments	32,964	37,376
Capital lease obligations	7,680	10,653
Long–term debt	—	22,500
Provision for site closure and reclamation obligations	26,193	21,149
Future income tax liability	1,229	—
	105,537	133,623

Shareholders' Equity
Common shares	195,460	177,359
Warrants	8,715	8,613
Contributed surplus	1,621	631
Deficit	(30,122)	(61,087)
	175,674	125,516
	$281,211	$259,139

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Consolidated Statements of Operations

Years ended December 31, 2005, 2004 and 2003
(expressed in thousands of US dollars)	2005	2004	2003

Revenue	$257,153	$235,879	$142,280
Cost of sales	185,077	147,567	121,566
Administrative and general	6,128	6,083	3,873
Depreciation and depletion	39,015	36,289	34,170
Accretion of site closure and reclamation costs	1,183	894	572
Net interest	2,391	3,049	3,611
Exploration	5,577	7,197	5,593
Currency translation losses (gains)	(790)	92	(1,089)
Other expense (income)	496	(348)	(174)
	239,077	200,823	168,122
Earnings (loss), before income tax recovery &
cumulative change in accounting principle	18,076	35,056	(25,842)
Income tax recovery (expense)	12,889	(4,911)	1,214
Earnings (loss) before cumulative change in accounting principle	30,965	30,145	(24,628)
Cumulative effect of change in accounting principle	—	—	875
Earnings (loss) for the year	$30,965	$30,145	$(23,753)
Basic and diluted loss per share under US GAAP:
Before cumulative effect of change in accounting principle	$0.15	$0.15	$(0.12)
After cumulative effect of change in accounting principle	$0.15	$0.15	$(0.12)
Weighted average shares outstanding:
Basic	202,789,310	200,065,821	197,712,564
Diluted	202,858,866	200,567,253	197,712,564

Consolidated Statements of Retained Earnings (Deficit)
As at December 31, 2005, 2004 and 2003
(expressed in thousands of US dollars)	2005	2004	2003

Deficit, at beginning of year	$(61,087)	$(91,232)	$(67,479)

Gain (loss) for the year	30,965	30,145	(23,753)

Dividends on preferred shares	—	—	—

Deficit, end of year	$(30,122)	$(61,087)	$(91,232)

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Five Year Comparative Summary
of Selected Financial Data
(expressed in thousands of US dollars except
per share data)	2005	2004	2003	2002	2001
Revenue	$ 257,302	$ 232,797	$ 168,602	$ 145,723	$ 137,747
Cost of sales	185,077	147,567	121,566	116,678	110,963
Administrative and general	6,128	6,083	3,873	1,706	2,131
Depreciation and depletion	38,904	36,160	34,058	25,823	24,152
Net interest	2,391	3,049	3,611	4,641	9,341
Exploration	3,915	3,134	3,408	4,215	840
Currency translation gains (losses)	(790)	92	(1,089)	1,129	163
Accretion for site closure & reclamation costs	1,183	894	572	285	—
Other (income) expense	496	(348)	(174)	(241)	(1,271)
	237,304	196,631	165,825	154,236	146,319
Earnings (loss) before the following items:	19,998	36,166	2,777	(8,513)	(8,572)
Loss on settlement of gold forward sales contracts	—	—	—	(9,839)	—
Income tax recovery (expense)	12,889	(4,911)	1,214	(1,318)	(1,340)
Earnings (loss) for the year	$ 32,887	$ 31,255	$ 3,991	$ (19,670)	$ (9,912)
Earnings (loss) per share — basic and diluted	$ 0.16	$ 0.16	$ 0.02	$ (0.17)	$ (0.58)
Weighted average number of shares: Basic	202,789,310	200,065,821	197,712,564	123,374,060	30,251,156
Diluted	202,858,866	200,567,253	198,621,170	123,374,060	30,251,156
Year–End Financial Highlights
Working capital (deficiency)	51,633	31,518	2,209	(4,104)	(20,351)
Other assets	14,117	13,649	15,476	11,215	10,329
Mineral property, plant and equipment	177,966	180,669	189,964	198,054	205,271
Total assets	296,187	267,781	238,434	232,495	236,183
Long–term debt	—	22,500	43,500	55,500	103,162
Shareholders' equity and capital securities	223,614	171,534	138,612	127,406	68,051
Common shares outstanding	214,011,246	200,491,050	198,759,915	191,273,615	30,251,156
Share price — high/low (during year in CDN$)	2.14/1.17	3.30/1.89	2.84/1.32	2.18/1.13	1.43/0.71
Note: Certain of the above figures have been reclassified to conform with the financial statement presentation adopted in 2005.

Selected Quarterly Financial Data
(expressed in thousands of US dollars except	2005 Quarter Ended				2004 Quarter Ended
per share data)
	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31
Revenue, investment and other income	$ 95,651	$ 64,631	$ 54,461	$ 42,559	$ 64,418	$ 62,042	$ 60,629	45,708
Earnings (loss)	$ 37,857	$ 8,765	$ (3,342)	$ (10,393)	$ 12,205	$ 10,053	$ 8,958	39
Earnings (loss) per share	$ 0.18	$ 0.04	$ (0.02)	$ (0.05)	$ 0.06	$ 0.05	$ 0.04	0.00
Note: Refer to notes to consolidated financial statements for additional information.
46 |

Corporate
Information
Corporate Office		Stock Exchange Listings	Officers

Northgate Minerals Corporation		The Toronto Stock Exchange	Kenneth G. Stowe
815 Hornby Street		Stock Symbol: NGX	President & CEO
Suite 404		Warrant Symbols: NGX.WT/NGX.WT.A
Vancouver, British Columbia			Jon A. Douglas
Canada V6Z 2E6		The American Stock Exchange	Senior Vice-President & CFO
Telephone:	(604) 681-4004	Stock Symbol: NXG
Facsimile:	(604) 681-4003		Christopher J. Rockingham
		Shareholders and investors requiring	Vice-President, Exploration
Toronto Office		additional information should contact	& Business Development
the Corporation at (604) 681-4004
Northgate Minerals Corporation		or by email at	Peter MacPhail
18 King Street East		ngx@northgateminerals.com,	Vice-President, Operations
Suite 1602		or visit our website at
Toronto, Ontario		www.northgateminerals.com.	Bruce M. McKay
Canada M5C 1C4			Corporate Secretary
Telephone:	(416) 363-1701	Board of Directors
Facsimile:	(416) 363-6392		Nicole Bourgouin
		Terrence A. Lyons (2)	Assistant Corporate Secretary
Kemess Mine		Vancouver, Canada
		Chairman	Operations Management
PO Box 3519		Northgate Minerals Corporation
Smithers, British Columbia			Maurice Ethier
Canada V0J 2N0		Kenneth G. Stowe	General Manager
Telephone:	(604) 639-8500	Toronto, Canada
Facsimile:	(604) 639-8518	President & CEO	Robin Curry
		Northgate Minerals Corporation	Administration Superintendent
Young-Davidson Project
		C. William Daniel (2, 3)	Dennis Dawson
PO Box 187		Toronto, Canada	Mines Superintendent
Matachewan, Ontario		Corporate Director
Canada P0K 1M0			Scott Davidson
		Patrick D. Downey (1)	Environmental Coordinator
Auditors		Freeport, Grand Bahamas
		Corporate Director	Linda Hodgson
KPMG LLP			Human Resources Superintendent
J. Peter Gordon (2)
Shareholder Information		Toronto, Canada	Brian O'Connor
		Managing Partner	Chief Geologist
Transfer Agent		Brookfield Asset Management
Shareholder enquiries relating to			Tom Stuffco
address changes and share certificates		Keith C. Hendrick (1, 3)	Mill Superintendent
should be directed to:		Toronto, Canada
		Corporate Director	Craig Tomlinson
Computershare Investor Services			Chief Mine Engineer
510 Burrard Street		Klaus V. Konigsmann, PEng (3)
Vancouver, British Columbia		Toronto, Canada
Canada V6C 3B9		Consultant
Telephone:	(604) 661-0222	KVK Consulting Associates Inc.
Toll Free:	1-888-661-5566
Facsimile:	(604) 669-1548	Conrad A. Pinette (1)
Vancouver, Canada
Corporate Director
(1) Member of Audit Committee
(2) Member of Compensation & Corporate Governance Committee
(3) Member of Health, Safety & Environment Committee

Printed in Canada		Photographers:	Graeme Oxby
Brennan O'Connor
Don MacGregor

Northgate Minerals Corporation

815 Hornby Street
Suite 404
Vancouver, British Columbia
Canada, V6Z 2E6

Telephone: (604) 681-4004
Facsimile: (604) 681-4003

www.northgateminerals.com